Exhibit 99.1

The Descartes Systems Group Inc.

US GAAP Financial Results for the 2025 Fiscal Year

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year that we are reporting on in this MD&A, which ended on January 31, 2025, is referred to as the “current fiscal year,” “fiscal 2025,” “2025” or using similar words. Our previous fiscal year, which ended on January 31, 2024, is referred to as the “previous fiscal year,” “fiscal 2024,” “2024” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2026 refers to the annual period ending January 31, 2026 and the “fourth quarter of 2026” refers to the quarter ending January 31, 2026.

This MD&A, which is prepared as of March 5, 2025, covers our year ended January 31, 2025, as compared to years ended January 31, 2024 and 2023. You should read the MD&A in conjunction with our audited consolidated financial statements for 2025 that appear elsewhere in this Annual Report to Shareholders.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in this MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/.

Certain statements made in this Quarterly Report to Shareholders, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”), including, but not limited to: statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events; results of operations and financial condition; our expectations regarding the cyclical nature of our business; mix of revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expectations on losses of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs, including the potential for further performance-based contingent consideration; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards; and other matters related to the foregoing. When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: Descartes’ ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the impact of current and future trade barriers, including tariffs, further protectionistic measures and reactive countermeasures, the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict” ), and between Israel and Hamas (“Israel-Hamas Conflict”), or contagious illness outbreaks, a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the continued availability of the data and content that is utilized in the delivery of services made available over our network; relative stability of currency exchange rates and interest rates; equity and debt markets continuing to provide us with access to capital; our ability to develop solutions that keep pace with the continuing changes in technology; and our continued compliance with third-party intellectual property rights. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in this MD&A and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

OVERVIEW

We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies (including retailers, manufacturers, distributors, and mobile business service providers) for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management are ever evolving as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people, data and business documents.

We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, improve margins, and better serve customers. Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order, or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

The rise of ecommerce has heightened these challenges for many suppliers with end-customers increasingly demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, the movement and sharing of data between parties involved in the logistics process is equally important to the physical movement of goods. Manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing, a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment – from researching global trade information, to the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance has now become a global issue with significantly more international shipments crossing several borders on the way to their final destinations.

Increasingly, data and content have become central to supply chain planning and execution. Complex international supply chains are affected by logistics service provider performance, capacity, and productivity, as well as regulatory frameworks such as free trade agreements. We believe our Global Trade Data, Trade Regulations, Free-Trade-Agreement, and duty rate and calculation solutions help give our customers the intelligence they need to improve their sourcing, landed cost, and transportation lane and provider selection processes.

Solutions

Descartes’ Logistics Technology Platform unites a growing global community of logistics-focused parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route , translate and transfer data to and from partners and deploy additional Descartes solutions on the GLN. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics-intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:

●	Routing, Mobile and Telematics;
●	Transportation Management;
●	Ecommerce, Shipping & Fulfillment;
●	Customs & Regulatory Compliance;
●	Global Trade Intelligence;
●	B2B Messaging & Connectivity; and
●	Broker & Forwarder Enterprise Systems.

The Descartes applications forming part of the Logistics Technology Platform are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ expanding global trade intelligence offering unites systems and people with trade information to enable organizations to work smarter by making more informed supply chain and logistics decisions. Our global trade intelligence solutions can help customers: research and analyze global trade movements, regulations and trends; reduce the risk of transacting with denied parties; increase trade compliance rates; optimize sourcing, procurement, and business development strategies; and minimize duty spend.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Upon joining the GLN community, many companies find that a number of their trading partners are already members with an existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

Sales and Distribution

Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturers, retailers, distributors and mobile business service providers. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, South America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design

Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Descartes has partnering relationships with multiple parties across the following three categories:

●	Technology Partners – Complementary hardware, software, network, and embedded technology providers that extend the functional breadth of Descartes’ solution capabilities;
●	Consulting Partners - Large system integrators and enterprise resource planning system vendors through to vertically specialized or niche consulting organizations that provide domain expertise and/or implementation services for Descartes’ solutions; and
●	Channel Partners (Value-Added Resellers) – Organizations that market, sell, implement and support Descartes’ solutions to extend access and expand market share into territories and markets where Descartes might not have a focused direct sales presence.

Marketing

Our marketing efforts are focused on growing demand for our solutions and establishing Descartes as a thought leader and innovator across the markets we serve. Marketing programs are delivered through integrated initiatives designed to reach our target customer and prospect groups. These programs include digital and online marketing, partner-focused campaigns, proactive media relations, and direct corporate marketing efforts.

Fiscal 2025 Highlights

On March 28, 2024, Descartes acquired all of the shares of OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand.

On April 19, 2024, Descartes acquired all of the shares of Aerospace Software Developments (“ASD”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $62.5 million

(EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $3.6 million paid in the fourth quarter of fiscal 2025.

On June 10, 2024, Descartes acquired all of the shares of BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand.

On September 17, 2024, Descartes acquired all of the shares of Assure Assist, Inc., doing business as MyCarrierPortal (“MCP”), a leading provider of carrier onboarding and risk monitoring solutions for the trucking industry. The purchase price for the acquisition was approximately $22.5 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $6.0 million based on MCP achieving revenue-based targets over the first two years post-acquisition.

On October 11, 2024, Descartes acquired all of the shares of Sellercloud LLC and certain assets of Sellercloud Europe Ltd. (collectively referred to as “Sellercloud”), a leading provider of omnichannel ecommerce solutions. The purchase price for the acquisition was approximately $110.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $20.0 million based on Sellercloud achieving revenue-based targets over the first two years post-acquisition.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	January 31,	January 31,	January 31,
Year ended	2025	2024	2023
Total revenues	651.0	572.9	486.0
Cost of revenues	158.6	138.3	113.3
Gross margin	492.4	434.6	372.7
Operating expenses	234.4	209.7	176.7
Other charges	7.5	21.6	5.4
Amortization of intangible assets	69.4	60.5	60.2
Income from operations	181.1	142.8	130.4
Investment and other income	11.5	9.7	4.5
Interest expense	(1.0)	(1.4)	(1.2)
Income before income taxes	191.6	151.1	133.7
Income tax expense
Current	53.4	41.2	28.3
Deferred	(5.1)	(6.0)	3.2
Net income	143.3	115.9	102.2
EARNINGS PER SHARE
BASIC	1.68	1.36	1.21
DILUTED	1.64	1.34	1.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	85,443	85,068	84,791
DILUTED	87,323	86,818	86,451
OTHER PERTINENT INFORMATION
Total assets	1,647.4	1,474.3	1,316.0
Non-current financial liabilities	4.7	3.9	3.9

Total revenues consist of license revenues, services revenues and professional services and other revenues. License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

Our total revenues were $651.0 million, $572.9 million and $486.0 million in 2025, 2024 and 2023, respectively.

The increase in revenues in 2025 as compared to 2024 was primarily due to the partial period of contribution from the acquisitions completed in 2025 (OCR, ASD, BoxTop, MCP and Sellercloud, collectively, the “2025 Acquisitions”), which contributed an incremental $36.4 million in revenue in 2025. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $28.8 million in revenue in 2025. While we saw growth across many lines of our business, revenue growth in 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. The principal contributor to the balance of the increase in revenues in 2025 as compared to 2024 was a full period of contribution from the acquisitions completed in 2024 (Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), and Localz Pty Ltd. (“Localz”), collectively, the “2024 Acquisitions”).

The increase in revenues in 2024 as compared to 2023 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $38.2 million in revenue in 2024. While we saw growth across many lines of our business, revenue growth in 2024 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions, partially offset by the negative impact from foreign exchange rates as a result of the weakening of the Canadian dollar as compared to the US dollar. Revenues were also positively impacted by the partial period of contribution from the 2024 Acquisitions, which contributed an incremental $37.3 million in revenue in 2024. The principal contributor to the balance of the increase in revenues in 2024 as compared to 2023 was a full period of contribution from the acquisitions completed in 2023 (NetCHB, LLC (“NetCHB”), Foxtrot, Inc. (“Foxtrot”), XPS Technologies, LLC (“XPS”), and Trans-Soft, LLC, doing business as Supply Vision (“Supply Vision”), collectively, the “2023 Acquisitions”).

The following table provides additional analysis of our revenues by type (in millions of dollars and as a percentage of total revenues) generated over each of the periods indicated:

	January 31,	January 31,	January 31,
Year ended	2025	2024	2023
License revenues	5.7	5.3	8.4
Percentage of total revenues	1%	1%	2%

Services revenues	590.2	520.9	435.7
Percentage of total revenues	91%	91%	90%

Professional services and other	55.1	46.7	41.9
Percentage of total revenues	8%	8%	8%
Total revenues	651.0	572.9	486.0

Our license revenues were $5.7 million, $5.3 million and $8.4 million in 2025, 2024 and 2023, respectively, representing 1%, 1% and 2% of total revenues in 2025, 2024 and 2023, respectively. While our sales focus has been on generating services revenues in our SaaS business model, we continue to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

Our services revenues were $590.2 million, $520.9 million and $435.7 million in 2025, 2024 and 2023, respectively, representing 91%, 91% and 90% of total revenues in 2025, 2024 and 2023, respectively. The increase in services revenues in 2025 as compared to 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $35.0 million in services revenues in 2025. Services revenues were also positively impacted by growth from new and existing customers, which contributed an incremental $29.7 million in revenue in 2025. The growth in services revenues in 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. The principal contributor to the balance of the increase in services revenues in 2025 as compared to 2024 was a full period of contribution from the 2024 Acquisitions.

The increase in 2024 as compared to 2023 was primarily due to growth in services revenues from new and existing customers, which contributed an incremental $43.6 million in revenue. The growth in service revenues in 2024 was driven by sales to new and existing customers of our global trade intelligence, routing and transportation management solutions, partially offset by the negative impact from foreign exchange rates as a result of the weakening of the Canadian dollar as compared to the US dollar. Revenues were also positively impacted by the partial period of contribution from the 2024 Acquisitions, which contributed an incremental $31.9 million in services revenues in 2024. The principal contributor to the balance of the increase in services revenues in 2024 as compared to 2023 was a full period of contribution from the 2023 Acquisitions.

Our professional services and other revenues were $55.1 million, $46.7 million and $41.9 million in 2025, 2024 and 2023, respectively, representing 8% of total revenues in each of 2025, 2024, and 2023. The increase in professional services and other revenues in 2025 as compared to 2024 was primarily due to a full period of contribution from the 2024 Acquisitions, which contributed an incremental $8.3 million in professional services and other revenues in 2025. The contribution of the 2024 Acquisitions in 2025 was primarily driven by an increase in hardware revenues.

The increase in professional services and other revenues in 2024 as compared to 2023 was primarily due to the inclusion of a partial period of revenues from the 2024 Acquisitions, which contributed an incremental $5.4 million in professional services and other revenues partially offset by lower professional services and other revenues in the United States.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customer (in millions of dollars and as a percentage of total revenues):

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
United States	439.1	382.2	307.1
Percentage of total revenues	67%	67%	63%

Europe, Middle-East and Africa (“EMEA”)	153.0	137.2	126.9
Percentage of total revenues	24%	24%	26%

Canada	39.3	35.4	34.6
Percentage of total revenues	6%	6%	7%

Asia Pacific	19.6	18.1	17.4
Percentage of total revenues	3%	3%	4%

Total revenues	651.0	572.9	486.0

Revenues from the United States were $439.1 million, $382.2 million and $307.1 million in 2025, 2024 and 2023, respectively. The increase in 2025 as compared to 2024 was primarily a result of the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $25.7 million in revenue in 2025. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $19.4 million in revenue. The growth in revenues from new and existing customers in 2025 was driven by sales of our global trade intelligence, routing and transportation management solutions.

The increase in 2024 as compared to 2023 was primarily a result of the inclusion of a partial period of revenues from the 2024 Acquisitions which contributed an incremental $34.3 million in revenue. The principal contributor to the balance of the increase in revenues in 2024 as compared to 2023 was growth in services revenues from new and existing customers, which contributed an incremental $33.0 million in revenue. The growth in 2024 was driven by sales to new and existing customers of our global trade intelligence, routing and transportation management solutions.

Revenues from the EMEA region were $153.0 million, $137.2 million and $126.9 million in 2025, 2024, and 2023, respectively. The increase in 2025 as compared to 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $10.2 million in revenue. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $4.9 million in revenue in 2025.

The increase in 2024 as compared to 2023 was primarily due to growth in services revenues from new and existing customers which contributed an incremental $9.0 million in revenue.

Revenues from Canada were $39.3 million, $35.4 million and $34.6 million in 2025, 2024 and 2023, respectively. The increase in 2025 as compared to 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $3.8 million in revenue.

The increase in 2024 as compared to 2023 was primarily due to growth in services revenues from new and existing customers and the inclusion of a partial period of revenues from the 2024 Acquisitions which contributed an incremental $1.5 million and $0.2 million in revenue, respectively, partially offset by the negative impact from foreign exchange rates as a result of the weakening of the Canadian dollar as compared to the US dollar.

Revenues from the Asia Pacific region were $19.6 million, $18.1 million and $17.4 million in 2025, 2024 and 2023, respectively. The increase in 2025 as compared to 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $0.7 million in revenue in 2025. Revenues were also positively impacted by a full period of contribution from the 2024 Acquisitions, which contributed an incremental $0.5 million in revenue.

The increase in 2024 as compared to 2023 was primarily due to the inclusion of a partial period of revenues from the 2024 Acquisitions which contributed an incremental $0.6 million in revenue.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	January 31,	January 31,	January 31,
Year ended	2025	2024	2023
License
License revenues	5.7	5.3	8.4
Cost of license revenues	0.7	0.8	1.1
Gross margin	5.0	4.5	7.3
Gross margin percentage	88%	85%	87%

Services
Services revenues	590.2	520.9	435.7
Cost of services revenues	123.6	109.3	88.3
Gross margin	466.6	411.6	347.4
Gross margin percentage	79%	79%	80%

Professional services and other
Professional services and other revenues	55.1	46.7	41.9
Cost of professional services and other revenues	34.3	28.2	23.9
Gross margin	20.8	18.5	18.0
Gross margin percentage	38%	40%	43%

Total
Revenues	651.0	572.9	486.0
Cost of revenues	158.6	138.3	113.3
Gross margin	492.4	434.6	372.7
Gross margin percentage	76%	76%	77%

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 88%, 85% and 87% in 2025, 2024 and 2023, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa.

Cost of services revenues consists of internal costs of running our systems and applications and other personnel-related expenses incurred in providing maintenance, including customer support.

Gross margin percentage for services revenues was 79%, 79% and 80% in 2025, 2024 and 2023, respectively. Overall, the margins were consistent in 2025, 2024 and 2023.

Cost of professional services and other revenues consists of personnel-related expenses incurred in providing professional services, hardware installation as well as hardware costs.

Gross margin percentage for professional services and other revenues was 38%, 40% and 43% for 2025, 2024 and 2023, respectively. Hardware and other revenues typically have lower margins than our professional services revenues and as such variances in gross margin can occur from period to period as a result of the sales mix. The margin in 2025 was negatively impacted by an increased proportion of lower-margin hardware revenues as compared to professional services and other revenues.

Operating expenses, consisting of sales and marketing, research and development and general and administrative expenses, were $234.4 million, $209.7 million and $176.7 million for 2025, 2024 and 2023, respectively. Operating expenses were higher in 2025 as compared to 2024 primarily due to a partial period of costs from the 2025 Acquisitions and increased headcount-related costs, including stock compensation expense and excluding headcount – related costs from the 2024 and 2025 Acquisitions, which added approximately $13.1 million and $8.2 million to operating expenses, respectively.

Operating expenses were higher in 2024 as compared to 2023 primarily due to a partial period of costs from the 2024 Acquisitions, which added approximately $12.0 million to operating expenses. Operating expenses were also higher in 2024 as compared to 2023 due to increased headcount-related costs, including stock compensation expense and excluding headcount-related costs from the 2023 and 2024 Acquisitions, and a full period of costs from the 2023 Acquisitions, which added approximately $10.8 million and $2.9 million, respectively.

The following table provides analysis of operating expenses (in millions of dollars and as a percentage of total revenues) for the periods indicated:

	January 31,	January 31,	January 31,
Year ended	2025	2024	2023
Total revenues	651.0	572.9	486.0

Sales and marketing expenses	73.7	68.2	56.6
Percentage of total revenues	11%	12%	12%

Research and development expenses	95.5	84.1	70.4
Percentage of total revenues	15%	15%	14%

General and administrative expenses	65.2	57.4	49.7
Percentage of total revenues	10%	10%	10%

Total operating expenses	234.4	209.7	176.7
Percentage of total revenues	36%	37%	36%

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $73.7 million, $68.2 million and $56.6 million in 2025, 2024 and 2023, respectively. Sales and marketing expenses as a percentage of total revenues were 11% in 2025, 12% in 2024 and 12% in 2023, respectively. The increase in sales and marketing expenses in 2025 as compared to 2024 was primarily due to increased headcount-related costs associated with the 2025 Acquisitions.

The increase in sales and marketing expenses in 2024 as compared to 2023 was primarily due to increased headcount-related costs.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2025, 2024 and 2023. Research and development expenses were $95.5 million, $84.1 million and $70.4 million in 2025, 2024 and 2023, respectively. Research and development expenses as a percentage of total revenues were 15% in 2025, 15% in 2024 and 14% in 2023, respectively. The increase in research and development expenses in 2025 as compared to 2024 was primarily due to headcount-related costs associated with the 2025 Acquisitions.

The increase in research and development expenses in 2024 as compared to 2023 was primarily due to headcount-related costs.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees, insurance and other administrative expenses. General and administrative costs were $65.2 million, $57.4 million and $49.7 million in 2025, 2024 and 2023, respectively. General and administrative expenses as a percentage of total revenues were 10% in each of 2025, 2024 and 2023. The increase in general and administrative expenses in 2025 as compared to 2024 was primarily due to increased stock-based compensation costs from fiscal 2024 and 2025 grants as well as increased SaaS software and maintenance costs.

The increase in general and administrative expenses in 2024 as compared to 2023 was primarily due to increased SaaS software and maintenance costs as well as increased employee stock-based compensation from fiscal 2023 and fiscal 2024 grants.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions, contingent consideration adjustments and restructuring charges. Acquisition-related costs primarily include advisory services, brokerage services, administrative costs and retention bonuses, and relate to completed and prospective acquisitions. Contingent consideration adjustments relate to changes in the fair value estimate of contingent consideration. Restructuring costs relate to the integration of previously-completed acquisitions and other cost-reduction activities. Other charges were $7.5 million, $21.6 million and $5.4 million in 2025, 2024 and 2023, respectively. The decrease in other charges in 2025 as compared to 2024 was primarily a result of a decrease in contingent consideration adjustments. Contingent consideration adjustments relate to changes in anticipated acquisition earnout payment accruals primarily as a result of increases or decreases to revenue performance and forecasts. Revenue forecasts are updated on a quarterly basis and the related earnout payment accruals are updated accordingly.

The increase in other charges in 2024 as compared to 2023 was primarily a result of an increase in contingent consideration adjustments of $12.9 million. The contingent consideration adjustments recorded in 2024 related to an increase in anticipated acquisition earnout payment accruals primarily as a result of increases to revenue performance and forecasts.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities. Amortization of intangible assets was $69.4 million, $60.5 million and $60.2 million in 2025, 2024 and 2023, respectively. Amortization expense increased in 2025 as compared to 2024 primarily due to the 2025 Acquisitions, which resulted in an incremental $11.3 million of amortization expense, partially offset by certain assets being fully amortized in the current year. Amortization expense increased in 2024 as compared to 2023 primarily due to the 2024 Acquisitions, which resulted in an incremental $10.2 million of amortization expense partially offset by certain assets being fully amortized in the current year. As at January 31, 2025, the unamortized portion of all intangible assets amounted to $321.3 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets or asset groups is determined by discounting the expected related cash flows. No finite life intangible asset or asset group impairment has been identified or recorded for any of the fiscal periods reported.

Investment and other income was $11.5 million, $9.7 million and $4.5 million in 2025, 2024 and 2023, respectively. Investment and other income is generally earned on excess cash balances. In both 2025 and 2024, the increase in investment and other income was primarily due to higher average interest rates and/ or cash balances.

Interest expense was $1.0 million, $1.4 million and $1.2 million in 2025, 2024 and 2023, respectively. Interest expense is primarily comprised of debt standby charges as well as the amortization of deferred financing charges. No amounts were borrowed and outstanding on our revolving debt facility in 2025, 2024 and 2023, respectively.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for 2025, 2024 and 2023 was 25%, 23% and 24% of income before income taxes, respectively, or $48.3 million, $35.2 million and $31.5 million, respectively. The income tax rate as a percentage of income before income taxes increased in 2025 as compared to 2024 primarily due to a recovery related to changes in estimates in the United States and Canada in the comparative period.

The income tax rate as a percentage of income before income taxes (the “effective tax rate”) decreased in 2024 as compared to 2023 primarily due to recoveries in the United States and Canada from a change in prior year estimates and the recovery of certain tax attributes in the United States.

Income tax expense – current was $53.4 million, $41.2 million and $28.3 million in 2025, 2024 and 2023, respectively. Current income tax expense increased in 2025 as compared to 2024 primarily due to a decrease in tax attributes available to shelter income in Canada and the United Kingdom.

Current income tax expense increased in 2024 as compared to 2023 primarily due to a decrease in tax attributes available to shelter income in Canada and new requirements to capitalize research and development expenses for tax purposes in the United States.

Income tax expense (recovery) – deferred was $(5.1) million, ($6.0) million and $3.2 million in 2025, 2024 and 2023, respectively. Deferred income tax recovery decreased in 2025 as compared to 2024 primarily due to the utilization of tax attributes in the Unites States partially offset by the full utilization of tax attributes in the United Kingdom and Canada in the prior period.

Deferred income tax expense decreased in 2024 as compared to 2023 primarily due to the capitalization of research and development expenses in the United States and the increased utilization of tax attributes in Canada in 2023.

Net income was $143.3 million, $115.9 million and $102.2 million in 2025, 2024 and 2023, respectively. Net income in 2025 as compared to 2024 was positively impacted by the growth in services revenues.

Net income in 2024 as compared to 2023 was positively impacted by the growth in services revenues partially offset by an increase in other charges.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters indicated:

	Fiscal				Fiscal
	2025				2024
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Revenues	167.5	168.8	163.4	151.3	148.2	144.7	143.4	136.6
Gross margin	128.0	125.6	122.9	115.9	112.1	110.4	108.4	103.7
Operating expenses	59.9	60.5	59.4	54.6	52.4	53.0	53.6	50.6
Net income	37.4	36.6	34.7	34.7	31.8	26.6	28.1	29.4
Basic earnings per share	0.44	0.43	0.41	0.41	0.37	0.31	0.33	0.35
Diluted earnings per share	0.43	0.42	0.40	0.40	0.37	0.31	0.32	0.34
Weighted average shares outstanding (thousands):
Basic	85,564	85,501	85,430	85,274	85,136	85,101	85,083	84,949
Diluted	87,579	87,342	87,241	87,116	85,953	86,791	86,783	86,746

Revenues over the comparative periods have been positively impacted by the eleven acquisitions that we have completed since the beginning of fiscal 2023 through the end of the fourth quarter of fiscal 2025. In addition, we have seen increased revenues as a result of an increase in transactions processed over our GLN business document exchange as well as an increase in subscriptions for our software solutions and data content.

Our services revenues continue to have minor seasonal trends. In the first fiscal quarter of each year, we historically have seen slightly lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen a slight increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive during that period. In the second and fourth fiscal quarters of each year, we historically have seen a slight decrease in professional services revenues due to various international holidays and vacation seasons. Overall, the impact of seasonal trends has a relatively minor impact on our revenues quarter to quarter.

Revenues decreased in the fourth quarter of 2025 as compared to the third quarter of 2025 primarily due to a $5.0 million decrease in professional services and other revenues, related to a decrease in hardware revenues from the 2024 Acquisitions. Revenues were also negatively impacted by a decrease of $3.2 million in license revenues, partially offset by a full period of contribution from the MCP and Sellercloud acquisitions as well as growth in services revenues with new and existing customers, which contributed an incremental $5.6 million and $1.2 million in revenue, respectively. Revenues in the fourth quarter of 2025 as compared to the third quarter of 2025 were also negatively impacted by foreign exchange rates as a result of the weakening of the British pound sterling, euro and Canadian dollar compared to the US dollar. Gross margin was positively impacted in the fourth quarter of 2025 as compared to the third quarter of 2025 by a $3.7 million decrease in cost of revenues, primarily due to decreased hardware costs related to the 2024 Acquisitions. While net income increased overall, it was negatively impacted in the fourth quarter of 2025 as compared to the third quarter of 2025 by a $1.9 million increase in amortization expense primarily due to the 2025 Acquisitions, partially offset by certain assets being fully amortized in the fourth quarter of 2025.

LIQUIDITY AND CAPITAL RESOURCES

Cash. We had $236.1 million and $321.0 million in cash as at January 31, 2025 and January 31, 2024, respectively. All cash was held in interest-bearing bank accounts, primarily with major Canadian, US and European banks. The cash balance decreased from January 31, 2024 to January 31, 2025 by $84.9 million primarily due to cash used for acquisitions partially offset by cash generated from operations.

Credit facility. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term ending December 2027. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit facility. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

As at January 31, 2025, $350.0 million of the revolving operating credit facility remained available for use. We were in compliance with the covenants of the credit facility as at January 31, 2025 and remain in compliance as of the date of this MD&A.

Short-form base shelf prospectus. On July 15, 2022, we filed a final short-form base shelf prospectus (the “2022 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. No securities were sold pursuant to the 2022 Base Shelf Prospectus, which was withdrawn in July 2024.

On July 15, 2024, we filed a final short - form base shelf prospectus (the “2024 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25 - month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus.

Working capital. As at January 31, 2025, our working capital surplus (current assets less current liabilities) was $135.5 million. Current assets primarily include $236.1 million of cash, $54.0 million of current trade receivables and $45.5 million of prepaid expenses and other. Current liabilities primarily include $104.2 million of deferred revenue, $79.7 million of accrued liabilities and $20.7 million of accounts payable. Our working capital has decreased from January 31, 2024 to January 31, 2025 by $79.1 million, primarily due to by cash used for acquisitions partially offset by cash generated from operations.

Historically, we’ve financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuances of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash in the long term to meet planned growth targets and to fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes, including the repayment of outstanding debt. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake further financing transactions, including draws on our credit facility, other debt instruments or equity offerings, in connection with any such potential strategic transaction.

With respect to earnings of our non-Canadian subsidiaries, our intention is that these earnings will be reinvested in each subsidiary indefinitely. Of the $236.1 million of cash as at January 31, 2025, $80.6 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered significant legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we could be subject to additional Canadian or foreign income taxes, net of the impact of any available foreign tax credits, which would result in a higher effective tax rate. We have not provided for foreign withholding taxes or deferred income tax liabilities related to unremitted earnings of our non-Canadian subsidiaries, since such earnings are considered permanently invested in those subsidiaries or are not subject to withholding taxes.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	January 31,	January 31,	January 31,
Year ended	2025	2024	2023
Cash provided by operating activities	219.3	207.7	192.4
Additions to property and equipment	(6.8)	(5.6)	(6.1)
Acquisition of subsidiaries, net of cash acquired	(290.2)	(142.7)	(115.6)
Payment of debt issuance costs	(0.1)	—	(1.1)
Issuance of common shares, net of issuance costs	12.4	9.3	1.7
Payment of withholding taxes on net share settlements	(6.7)	(4.9)	—
Payment of contingent consideration	(9.2)	(19.1)	(5.2)
Effect of foreign exchange rate on cash	(3.6)	(0.1)	(3.1)
Net change in cash	(84.9)	44.6	63.0
Cash, beginning of period	321.0	276.4	213.4
Cash, end of period	236.1	321.0	276.4

Cash provided by operating activities was $219.3 million, $207.7 million and $192.4 million for 2025, 2024 and 2023, respectively. For 2025, the $219.3 million of cash provided by operating activities resulted from $143.3 million of net income, plus adjustments for $89.9 million of non-cash items included in net income and less $13.9 million of cash used in changes in our operating assets and liabilities. Cash provided by operating activities increased in 2025 as compared to 2024 primarily due to the increase in net income adjusted for non-cash items as well as strong cash collections from customers. Cash provided by operating activities was negatively impacted in 2025 by $25.0 million related to contingent consideration payments. Contingent consideration paid in 2025 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities.

For 2024, the $207.7 million of cash provided by operating activities resulted from $115.9 million of net income, plus adjustments for $76.6 million of non-cash items included in net income and plus $15.2 million of cash generated from changes in our operating assets and liabilities. Cash provided by operating activities increased in 2024 as compared to 2023 primarily due to the increase in net income adjusted for non-cash items as well as strong cash collections from customers. Cash provided by operating activities was negatively impacted in 2024 by $12.6 million related to contingent consideration payments. Contingent consideration paid in 2024 totaled $31.7 million of which $19.1 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $12.6 million was paid out of cash flow from operating activities.

Additions to property and equipment were $6.8 million, $5.6 million and $6.1 million in 2025, 2024 and 2023, respectively. Additions to property and equipment increased in 2025 as compared to 2024 due to the timing of investments in computing equipment and software to support our network and continue to enhance our security infrastructure. Additions to property and equipment decreased in 2024 as compared to 2023 due to the timing of investments in computing equipment and software to support our network and continue to enhance our security infrastructure.

Acquisition of subsidiaries, net of cash acquired were $290.2 million, $142.7 million and $115.6 million in 2025, 2024 and 2023, respectively. Acquisitions in 2025 related to OCR, ASD, BoxTop, MCP and Sellercloud. Acquisitions in 2024 related to GroundCloud and Localz.

Payment of debt issuance costs were $0.1 million, nominal and $1.1 million in 2025, 2024 and 2023, respectively, and relate to costs paid in amending the terms of our credit facility agreement.

Issuance of common shares, net of issuance costs were $12.4 million, $9.3 million and $1.7 million in 2025, 2024 and 2023, respectively, and were primarily a result of the exercise of employee stock options.

Payment of withholding taxes on net share settlements was $6.7 million, $4.9 million and nil for 2025, 2024 and 2023, respectively. For 2025 and 2024, the Company reduced issuances by 73,588 and 63,330 common shares, respectively, to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs.

Payment of contingent consideration was $9.2 million, $19.1 million and $5.2 million in 2025, 2024 and 2023, respectively. Contingent consideration paid in 2025 totaled $34.2 million of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities. Contingent consideration paid in 2024 totaled $31.7 million of which $19.1 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $12.6 million was paid out of cash flow from operating activities. In 2025, the contingent consideration paid related to the acquisitions of Supply Vision and NetCHB. In 2024, the contingent consideration paid related to the acquisitions of GreenMile, NetCHB and XPS.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating obligations as of January 31, 2025:

	Less than 1 year	1-3 years	4-5 years	Total

Operating lease obligations	3.6	4.2	0.8	8.6

Lease Obligations

We are committed under non-cancelable operating leases for buildings, vehicles and computer equipment with terms expiring at various dates through 2030. The undiscounted future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations

Deferred Share Unit (“DSU”) and Cash-settled Restricted Share Unit (“CRSU”) Plans

As discussed in Note 2 to the audited consolidated financial statements for 2024 included in this Annual Report, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate amount for the unvested DSUs and CRSUs of nil and $1.2 million, respectively, at January 31, 2025. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To substantially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at January 31, 2025, we had equity derivatives for 332,473 Descartes common shares and a DSU liability for 332,473 Descartes common shares, resulting in no net exposure arising from changes to our share price.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements

In respect of our acquisitions of Supply Vision, GroundCloud, MCP and Sellercloud, up to $67.5 million in cash may become payable if certain revenue performance targets are met in the remaining earn-out period, up to a maximum period of two years following the acquisition. A balance of $8.7 million is accrued related to the fair value of this contingent consideration as at January 31, 2025.

Guarantees

In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our consolidated financial statements for the guarantees or indemnities described above.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of March 5, 2025, we had 85,605,969 common shares issued and outstanding.

As of March 5, 2025, there were 1,501,901 options issued and outstanding, and 2,177,290 options remaining available for grant under all stock option plans.

At the annual meeting of shareholders held on June 13, 2024, the shareholders of the Company approved the addition of 1,765,840 units to the Company’s Performance and Restricted Share Unit Plan. As of March 5, 2025, there were 1,008,645 performance share units (“PSUs”) and 489,689 restricted share units (“RSUs”) issued and outstanding, with a potential of up to a further 282,570 PSUs being earned if maximum performance is achieved in respect of the outstanding PSU awards. Also, as of March 5, 2025, there were 1,946,449 units remaining available for grant under all performance and restricted share unit plans.

Our board of directors has adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005 and took effect as of November 29, 2004. An amended and restated Rights Plan was ratified by shareholders at our annual shareholders’ meeting held on June 15, 2023. The Rights Plan requires re-approval by the shareholders every three years. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2025 included in this Annual Report.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the fiscal 2025 consolidated financial statements:

Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We enter into contracts that can include the delivery of various combinations of goods and/or services, which are generally capable of being distinct within the context of the contract and accounted for as separate performance obligations. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct goods and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. The accounting for a contract with a customer that contains multiple performance obligations requires an allocation of the transaction price to each distinct performance obligation based on the determination of the standalone selling price (“SSP). SSP for each distinct performance obligation in a customer contract is an estimate of the price that would be charged for the specific good or service if it was sold separately in similar circumstances and to similar customers. This estimate determines the amount of revenue recognized for each performance obligation in a customer contract. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our contracts with customers often include promises to transfer multiple goods and services to a customer. Determining whether goods and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment. Judgment is also needed in assessing the ability to collect the corresponding receivables.

Significant assumptions and judgment are required to determine the SSP for each distinct performance obligation, which is needed to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. When estimating the SSP, we make certain significant assumptions including the basis for stratification of the underlying population of customer contracts based on pricing practices for different goods or services, as appropriate. In order to determine the SSP of its promised goods or services, we conduct a regular analysis to determine whether various goods or services have an observable standalone selling price. If the Company does not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using reasonably available information and maximizing observable inputs with approaches including historical pricing, cost plus a margin, and the residual approach.

Impairment of long-lived assets

We test long-lived assets or asset groups, such as property and equipment and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such asset or asset groups is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherent uncertainty relating to forecasting long-term estimated cash flows and determining the ultimate useful lives of asset or asset groups. Actual results will differ, which could materially impact our impairment assessment.

Goodwill

We test for impairment of goodwill at least annually on October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our fair value below our carrying amount. Our operations are analyzed by management and our chief operating decision maker as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, assessing qualitative factors and determining the fair value of each reporting unit. Judgments are required to estimate the fair value of reporting units and include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Stock-based compensation plans

Stock Options

We maintain stock option plans for non-employee directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares as of the date of grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Non-employee directors’ and officers’ stock options generally have quarterly vesting over a three to five-year period.

The fair value of employee stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach and will be expensed to stock-based compensation expense over the vesting period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the PSUs at the time of the grant.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU. RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Income Taxes

We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of deferred income tax assets and liabilities. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. We record deferred tax assets on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. Over recent years, we have determined that there was sufficient positive evidence such that it was more likely than not that we would utilize all or a portion of deferred tax assets in certain jurisdictions, to offset taxable income in future periods. This positive evidence included that we have earned cumulative income, after permanent differences, in each of these jurisdictions in at least the current and two preceding tax years. As such, over recent years, we have reduced our valuation allowances by amounts which represent the amount of tax loss carry forwards that we project will be used to offset taxable income in these jurisdictions over the foreseeable future. Any further change to increase or decrease the valuation allowance for the deferred tax assets would result in an income tax expense or income tax recovery, respectively, on the consolidated statements of operations.

Business Combinations

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Our initial allocation of purchase price is generally preliminary in nature and may not be final for up to one year from the date of acquisition. The determination of the acquisition date fair value of the intangible assets acquired required us to make estimates and assumptions regarding projected revenues, earnings before interest, taxes, depreciation and amortization, technology migration rates, customer attrition rates and discount rates. Changes to these estimates and assumptions may result in material differences depending on the size of the acquisition completed.

Contingent consideration may be payable on the achievement of certain financial targets in the post-acquisition periods. Contingent consideration is required to be measured at fair value on the date of acquisition. The estimated fair value of contingent consideration is calculated using the estimated financial outcome, including projected revenues, and resulting expected contingent consideration to be paid. Contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 was effective for fiscal years beginning after December 15, 2023, which was our fiscal year that began on February 1, 2024 (fiscal 2025) and interim periods within fiscal years beginning after December 15, 2024, which was our fiscal year beginning February 1, 2025 (fiscal 2026). The Company adopted ASU 2023-07 retrospectively in the fourth quarter of fiscal 2025. The adoption of this guidance did not have a material impact on our results of operations. For changes to our disclosures see our audited consolidated financial statements for 2025.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The amendments in ASU 2023-09 enhance transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company expects to adopt this guidance in the fourth quarter of fiscal 2026. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued a subsequent amendment to the initial guidance in January 2025, collectively referred to as “ASU 2024-03”. The amendments in ASU 2024-03 require disaggregation of certain expense captions into specified categories in disclosures within the notes to financial statements, which is expected to enhance cost transparency and improve comparability. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt this guidance in the fourth quarter of fiscal 2028. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

During the period beginning on November 1, 2024 and ended on January 31, 2025, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of January 31, 2025, based on criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2025, our internal control over financial reporting was effective.

TRENDS / BUSINESS OUTLOOK

This section discusses our outlook for fiscal 2026 and in general as of the date of this MD&A and contains forward-looking statements.

Since the change in administration of the government of the United States of America on January 20, 2025, various executive orders have been discussed, communicated and/or issued. These have included the US’s imposition of tariffs ranging from 10% to 25% on almost all imports into the United States from Canada, Mexico and China, and additional future cumulative tariffs of 25% on all steel and aluminum imports into the United States. The US has also indicated potential future tariffs of 25% on all imports into the United States from the European Union and reaffirmed its intention to implement reciprocal tariffs on countries who have levied duties on goods exported from the US. The US has also explored the possibility of suspending the de minimis provision that exempts shipments under $800 from import duty. In response, China, Canada and Mexico have implemented or indicated their intention to implement a series of retaliatory tariffs against the United States. China has also expanded export controls on critical minerals used in the production of various technologies. The European Union has indicated its intention to implement retaliatory measures against the US should the proposed tariffs take effect. Changes in trade policies can have material impacts on our customers and the economy, including where and how goods are manufactured, distributed and shipped. The impact of any potential changes on the global economy in general and on our customers and our business specifically is uncertain at this time and the extent to which our business will be affected will depend on a variety of factors, many of which are outside of our control.

Rates of inflation have moderated in many economies after reaching recent peaks over the last two years but in other economies persist at rates higher than historically normal. As inflation returns to target rates in some countries, central banks have been easing monetary policy and lowering interest rates in response, but in many economies interest rates remain elevated. However, the imposition of tariffs and retaliatory tariffs by various countries may risk increasing inflation to the extent those additional charges are passed on to end consumers. Global growth remains slow and the outlook for the shipping industry, in particular, is uncertain. Geopolitical tensions, climate change, volatile fuel prices, trade wars, industrial action, protectionist policies, and increased operational costs may present challenges to freedom of navigation and/or result in disruptions to global trade. These factors could adversely impact our business or the businesses of our customers and suppliers, which in turn could impact the level of usage and/or demand for our products and services and our resulting revenues. The impact of these factors on the global economy in general and on our business specifically is uncertain at this time and the extent to which our business will be affected will depend on a variety of factors, many of which are outside of our control.

More generally, our business may be impacted from time to time by the cyclical and seasonal nature of particular modes of transportation and the freight market, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, tariffs and retaliatory tariffs imposed as parts of trade disputes, vacation periods applicable to particular shipping or receiving nations, weather-related or global health events that impact shipping in particular geographies and amendments to international trade reshipments being processed, labor uncertainty or stoppages, adverse fluctuations in the volume of global shipments, or shipments in any particular mode of transportation, may adversely affect our revenues. Significant declines in shipment volumes could likely have a material adverse effect on our business.

Industry consolidation, rapid technological change, growth of ecommerce and frequent new product introductions and enhancements continue to characterize the software and services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to better manage logistics processes and to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual and paper-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and new functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless mobile resource management applications with end-to-end global trade compliance, trade content and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, classification of goods for tariff and duty purposes, sanctioned party screening, customs filings and electronic shipment manifest processes, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe there is a continued acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower up-front cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models. In 2025, our services revenues comprised 91% of our total revenues, with the balance being license, professional services and other revenues. We expect that our focus in fiscal 2026 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. After their initial term, our service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In a typical year, based on our historic experience, we anticipate that over a one-year period we may lose approximately 4% to 6% of our aggregate annualized recurring revenues from the previous year in the ordinary course, excluding consideration of new customers.

We internally measure and manage our “baseline calibration”, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. Each of these measures constitutes a “supplementary financial measure” under Canadian Securities Administrators’ National Instrument 52-112 and does not have a directly comparable financial measure disclosed in our financial statements. We define our “baseline revenues” as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses” as our total expenses less interest, investment and other income, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs, contingent consideration and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period and we believe this information is useful to our investors. These metrics are estimated operating metrics and not projections, nor actual financial results, and are not indicative of current or future performance. As noted above, these metrics do not have any directly comparable financial measures disclosed in our financial statements. At February 1, 2025, using foreign exchange rates of $0.69 to CAD $1.00, $1.04 to EUR 1.00 and $1.24 to £1.00, we estimated that our baseline revenues for the first quarter of 2026 are approximately $145.0 million and our baseline operating expenses are approximately $89.5 million. We consider this to be our baseline calibration of approximately $55.5 million for the first quarter of 2026, or approximately 38% of our baseline revenues as at February 1, 2025.

We estimate that aggregate amortization expense for existing intangible assets will be $71.2 million for 2026, $56.6 million for 2027, $49.4 million for 2028, $41.0 million for 2029, $29.3 million for 2030 and $73.8 million thereafter. Expected future amortization expense is based on the level of existing intangible assets at January 31, 2025, is subject to fluctuations in foreign exchange rates and assumes no future adjustments or impairment of existing intangible assets.

We anticipate that stock-based compensation expense for fiscal 2026 for grants outstanding as at January 31, 2025 will be approximately $15.1 million, subject to any necessary adjustments resulting from actual stock-based compensation forfeitures and fluctuations in foreign exchange rates. We anticipate that we’ll make additional grants of stock options in fiscal 2026 as part of our regular compensation practices.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”) as at October 31, 2024 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2026. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In fiscal 2025, capital expenditures were $6.8 million or 1% of revenues, as we continue to invest in computer equipment and software to support our network and build out our infrastructure. We anticipate that we will incur approximately $6.0 to $7.0 million in capital expenditures in fiscal 2026 primarily related to investments in our network and security infrastructure.

We estimate that payments of contingent consideration for fiscal 2026 for earn - out arrangements accrued as at January 31, 2025 will be approximately $2.6 million, subject to any necessary adjustments resulting from the final earn - out calculations. The $2.6 million estimated to be paid relates to the portion of the earn - out arrangements accrued for at the time of acquisition and will be reflected in cash flow from financing activities. We update our estimates for the payment of contingent consideration on an ongoing basis as we gather further information about the performance of acquired companies.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our businesses operate in their local currency environment and use their local currency as their functional currency. Assets, including cash, and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. In addition, we can make no accurate prediction of what will happen with international currency exchange rates going forward.

There can be varied impacts on our results of operations as a consequence of movements in international currency exchange rates. In the fourth quarter of fiscal 2025, approximately 72% of our revenues were in US dollars, 11% in euro, 6% in Canadian dollars, 7% in British pound sterling, and the balance in mixed currencies. For that same period, approximately 54% of our operating expenses were in US dollars, 13% in euro, 19% in Canadian dollars, 4% in British pound sterling, and the balance in mixed currencies. With this distribution, we generally expect that our revenues will be negatively impacted when the US dollar strengthens compared to these foreign currencies.

However, the impact from movements in foreign exchange rates on our other aspects of our results of operations are more varied. Generally, if the US dollar strengthens against the Canadian dollar, the decrease in our expenses will be greater than the decrease in our revenue, resulting in an improvement in our results of operations. However, if the US dollar were to strengthen against the British pound or euro, the decrease in expenses would not be as large as the decrease in revenue, resulting in a weakening of our results of operations. We will continue to monitor the impact of foreign exchange on our operating results as changes in foreign exchange rates may have a significant negative impact on our revenue and results of operations.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

We experienced an effective tax rate of approximately 25% in fiscal 2025, which is within our expected range of 25% to 30%. We currently anticipate an effective tax rate of between 24% to 28% for fiscal 2026.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses. We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may choose or need to use our existing credit facility or need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction. If we use debt in connection with acquisition activity, we will incur additional interest expense from the date of the draw under such facility. Considering the balance of the credit facility as at January 31, 2025, and subject to any further draws or repayments on the credit facility, we anticipate that interest expense will be approximately $1.1 million in fiscal 2026, which includes debt standby charges as well as the amortization of deferred financing charges.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

System or network failures, information security breaches or other cyber-security threats in connection with our business, services and/or products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

We rely on information technology networks and systems to process, transmit and store electronic information. Any disruption to our business, services and/or products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of hardware and communications infrastructure (including internet) by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:

●	System or network failure;
●	Software errors, failures and crashes;
●	Interruption in the supply of power;
●	Virus proliferation or malware;
●	Communications failures;
●	Information or infrastructure security breaches;
●	Insufficient investment in infrastructure;
●	Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and

●	Acts of war, sabotage, cyber-attacks, denial-of-service attacks and/or terrorism.

In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely (including those third parties’ solutions that are used to detect and protect against such disruption and compromise), could result in our customers being unable to effectively use our products or services or being forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and in some cases our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of disruption to our services or any compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may be subjected to deficiencies, vulnerabilities and security risks of increasing frequency, scope and potential harm. The continued use and/or development of emerging technologies, such as artificial intelligence, could increase our exposure to information security breaches or other cyber-security threats by potentially enhancing the capabilities of third parties to breach our network or the networks of our third-party providers, and disrupt our services. If we are unable (or are perceived as being unable) to prevent, or promptly identify and remedy, such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.

General economic conditions may affect our results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Decreased spending from customers could be caused by pessimism relating to particular economic indicators, such as increases in inflation and interest rates, or from economic policies such as increases in trade tariffs or duties. Decreased spending could also be caused by the impact of geopolitical events, such as the Russia-Ukraine Conflict, or the Israel-Hamas Conflict, or catastrophic events. These types of economic indicators and events may also cause disruptions in the financial markets. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. Decreased capital and operational spending or disruptions in the financial markets could be caused by inflationary pressures, acts of war, or the outbreak of a contagious illness. Any of these conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Catastrophic events, armed conflict, wars, climate change and its effects, including natural disasters and severe weather, disease and similar events could disrupt the demand of our customers for our products and services and our ability to operate our business.

Our business may be negatively impacted to varying degrees by a number of events which are beyond our control, including acts of war, armed conflicts, energy blackouts, pandemics (or other public health crises), terrorist attacks, earthquakes, climate change and its effects, including hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. We cannot be sure that our emergency preparedness or the preparedness of our customers, including business continuity planning, to mitigate risks will be effective since such events can evolve very rapidly, and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the operations and ability to carry on business of us or our customers will not be disrupted. The occurrence of such events may not release us from performing our obligations to third parties. A catastrophic event, including an outbreak of infectious disease, or a similar health threat, or fear of any of the foregoing, could adversely impact us, our customers and our investments. In addition, liquidity and volatility, credit availability and market and financial conditions, generally could change at any time as a result of any of these events. Any of these events in isolation or in combination, could have a material negative impact on our performance, financial condition, results of operations and cash flows.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.

Businesses that we acquire may sell products or services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:

●	Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;
●	Challenges completing the acquisitions within our expected time frames and budgets;
●	Challenges in integrating acquired businesses with our business;
●	Loss of customers of the acquired business;
●	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
●	Non-compatible business cultures;
●	For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;
●	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
●	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
●	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
●	Other risk factors identified in this report.

We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.

We have in the past acquired, and in the future, expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. We are unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of new systems.

Acquisitions and other business initiatives involve a number of risks, including: substantial investment of funds, diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business and inflationary pressures in compensation could impact the cost structure of our business.

Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. Significant competition exists for management and skilled personnel and as a result of that competition we are seeing wage and labor cost escalation in various areas and levels within our workforce. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. In responding to inflationary wage pressure to retain or attract key individuals, we could see increases in our operating costs that outpace our ability to grow revenues. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

Changes in government filing or screening requirements for global trade may adversely impact our business.

Our regulatory compliance services help our customers comply with government filing and screening requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements, including potential future changes as a consequence of changes in cross-border trade agreements, such as the United States-Mexico-Canada Agreement, or from changes in government, such as the recent change in the elected governing party of the United States government. In addition, and more generally, changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Disruptions in the movement of freight could negatively affect our revenues.

Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, proper reporting or the overall volume of international shipments, whether as a result of labor disputes, weather or natural disasters, acts of war, terrorist events, political instability, changes in cross border trade agreements, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option and/or subject to cancellation rights, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, acceptance of future price increases, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products

We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change, such as within the emerging area of artificial intelligence, as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost-effective manner new products, product features and services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, trade data vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

●	Established relationships with existing customers or prospects that we are targeting;
●	Superior product functionality and industry-specific expertise;
●	Broader range of products to offer and better product life cycle management;
●	Larger installed base of customers;
●	Greater financial, technical, marketing, sales, distribution and other resources;
●	Better performance;
●	Lower cost structure and more profitable operations;
●	Greater investment in infrastructure;
●	Greater worldwide presence;
●	Early adoption of, or adaptation to changes in, technology, including artificial intelligence; or
●	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

Emergence or increased adoption of alternative sources for trade data may adversely impact our business.

With recent acquisitions in the area of supplying trade data and content, an increasing portion of our business relates to the supply of trade data and content that is often used by our customers in other systems, such as enterprise resource planning systems. Emergence or increased adoption of alternative sources of this data and content could have an adverse impact on our customers’ needs to obtain this data and content from us and/or the need for certain of the third-party system vendors in this field to refer customers to us for this data and content, each of which could adversely impact upon the revenues and income we generate from these areas of our business.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowings under our credit facility. In addition to our current cash and available debt facilities, we may need to raise additional debt or equity capital to repay existing debt, fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our common shares. Our current credit facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, British pounds, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the British pound, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income and non-income taxes in various jurisdictions, our tax structure is subject to review by both domestic and foreign taxation authorities and we currently have tax audits open in a number of jurisdictions in which we operate. On a quarterly basis, we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

The determination of our worldwide provision for income taxes and other tax liabilities requires judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.

Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

●	Impairment of goodwill or intangible assets;
●	A reduction in the useful lives of intangible assets acquired;
●	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
●	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and
●	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.

While our headquarters are in Canada, we currently have direct operations in the U.S., EMEA, Asia Pacific and South American regions. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:

●	The risk of continued or increased limitations of travel advisories or travel restrictions related to the outbreak of contagious illnesses, could impact our ability to operate in certain markets and/or manage our operations in those markets;
●	Longer collection time from foreign clients, particularly in the EMEA region and the Asia Pacific region;
●	Difficulty in repatriating cash from certain foreign jurisdictions;
●	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
●	Increased management, travel, infrastructure and legal compliance costs associated with having international operations;
●	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
●	Volatility or fluctuations in foreign currency and tariff rates;
●	Multiple, and possibly overlapping, tax structures;
●	Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;
●	Trade restrictions;
●	Enhanced security procedures and requirements relating to certain jurisdictions;

●	The need to consider characteristics unique to technology systems used internationally;
●	Economic or political instability in some markets; and
●	Other risk factors set out herein.

Concerns about the environmental impacts of greenhouse gas emissions, global climate change, and any other environmental, social and governance matters may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.

The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and social, environmental and governance regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions, or any other environmental, social and governance matters, by Canada, the U.S., or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our common shares.

Increases in fuel prices, driver shortages and other increased transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs or driver shortages may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. The Company is currently involved in, and expects to remain involved in, certain litigation to protect its intellectual property from infringement by third parties. In addition, further litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and/or exposing us to claims for damages in any related counterclaims or countersuits. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

We are dependent on certain key vendors for the availability of hardware devices, which could impede our development and expansion.

We currently have relationships with a small number of hardware device vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of hardware devices could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business and those areas of our business that interact with telematics units. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates. There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all. Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors’ products. Such equipment supply issues could adversely affect our business, results of operations and financial condition.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes would likely have a material adverse effect on our business.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third parties have claimed, and in the future, may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

●	Volatility or fluctuations in foreign currency exchange rates;
●	Volatility or fluctuations in interest rates;
●	Timing of acquisitions and related costs;
●	Timing of restructuring activities;
●	The introduction of enhanced products and services from competitors;
●	Our ability to introduce new products and updates to our existing products on a timely basis;
●	The termination of any key customer contracts, whether by the customer or by us;
●	Recognition and expensing of deferred tax assets;
●	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
●	Legal and compliance costs incurred to comply with regulatory requirements;
●	Fluctuations in the demand for our services and products;
●	The impact of stock-based compensation expense;
●	Price and functionality competition in our industry;
●	Changes in legislation and accounting standards;
●	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
●	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our common shares may fall substantially.

We may not be able to prevent or detect all errors or fraud.

Due to the inherent limitations of internal control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, impacting us have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The existence of any material weakness may require management to devote significant time and incur significant expense to remediate any such material weaknesses. The existence of any material weakness in our internal control over financial reporting may result in errors in our financial statements that could require us to make corrective adjustments, restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect the market price of our securities. If we are unable to successfully identify and remediate any material weaknesses that may arise in a timely manner, the accuracy and timing of our financial reporting may be adversely affected, and we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable stock exchange listing requirements.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.

Our customers can use our products to collect, use, process and store information regarding their transactions with their customers. Federal, state and foreign government bodies and agencies have been increasingly adopting new laws and regulations regarding the collection, use, processing, storage and disclosure of such information obtained from consumers and individuals. Legislative and regulatory action is also emerging within the area of artificial intelligence. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

The price of our common shares has in the past, including recently, been volatile and may also be volatile in the future.

The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive or make it more difficult for us to raise capital through the issuance of commons shares. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. We enter into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain share-based compensation expenses. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

●	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	Changes in recommendations or financial estimates by industry or investment analysts;
●	Changes in management or the composition of our board of directors;
●	Outcomes of litigation or arbitration proceedings;
●	Announcements of technological innovations or acquisitions by us or by our competitors;
●	Introduction of new products or significant customer wins or losses by us or by our competitors;
●	Developments with respect to our intellectual property rights or those of our competitors;
●	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	General market conditions; and
●	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve or maintain profitability in the future.

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Financial Statements

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”) and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and the independent auditors to review the consolidated financial statements and internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2025, based on criteria established in “Internal Control – Integrated Framework” (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, as of January 31, 2025, the design and operation of our internal control over financial reporting was effective.

Management’s internal control over financial reporting as of January 31, 2025, has been audited by KPMG LLP, Independent Registered Public Accounting Firm, who also audited our Consolidated Financial Statements for the year ended January 31, 2025, as stated in the Report of Independent Registered Public Accounting Firm, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of January 31, 2025.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended January 31, 2025, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

‘Edward J. Ryan’ Edward J. Ryan	‘Allan Brett’ Allan Brett
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of The Descartes Systems Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Descartes Systems Group Inc. and subsidiaries (the Company) as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three - year period ended January 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three - year period ended January 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Determination of standalone selling prices of distinct performance obligations for customer contracts with multiple performance obligations

As discussed in Note 2 to the consolidated financial statements, the Company enters into contracts that can include the delivery of various combinations of goods and/or services. The accounting for a contract with a customer that contains multiple performance obligations requires an allocation of the transaction price to each distinct performance obligation based on the determination of the standalone selling price (SSP). SSP for each distinct performance obligation in a customer contract is an estimate of the price that would be charged for the specific good or service if it was sold separately in similar circumstances and to similar customers. This estimate determines the amount of revenue recognized for each performance obligation in a customer contract. If the Company does not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using reasonably available information and maximizing observable inputs with approaches including historical pricing, cost plus a margin, and the residual approach. When estimating the SSP, the Company makes certain significant assumptions including the basis for stratification of the underlying population of customer contracts based on pricing practices for different goods or services, as appropriate. The Company’s consolidated revenues were $ 651 million for the year ended January 31, 2025.

We identified the evaluation of the determination of the SSP of distinct performance obligations for customer contracts with multiple performance obligations as a critical audit matter. A higher degree of auditor judgment was required to evaluate the approach and the significant assumptions, including the basis for stratification, used to determine SSP for each distinct performance obligation in a customer contract.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the critical audit matter, including controls related to the approach and significant assumptions used to determine SSP for distinct performance obligations in customer contracts with multiple performance obligations. We evaluated the approach used to determine SSP by comparing it to pricing patterns in relevant customer contracts, historical methodologies used by the Company, and general practices in the Company’s industry. We examined certain revenue transactions from the SSP population and compared attributes such as price and product group to customer contracts and invoices to evaluate the significant assumptions used, including the basis of stratification.

Business combinations - Valuation of acquired intangible assets

As discussed in Note 3 to the consolidated financial statements, during fiscal 2025, the Company acquired: (1) all of the shares of OCR Services, Inc. (‘OCR’) for $82.8 million, net of cash acquired (2) all of the shares of Aerospace Software Developments (‘ASD’) for $62.5 million, net of cash acquired and (3) all of the shares of Sellercloud LLC and certain assets of Sellercloud Europe Ltd. (collectively referred to as ‘Sellercloud’) for $110.2 million, net of cash acquired, plus potential performance-based consideration of up to $20 million based on Sellercloud achieving revenue-based targets over the first two years post-acquisition. For these acquisitions, the Company identified customer agreements and relationships, and existing technology, as acquired intangible assets and determined the fair value of customer agreements and relationships, and existing technology to be $24.2 million and $25 million, respectively for OCR, $12.2 million and $14.4 million, respectively for ASD and $17.3 million and $25.2 million, respectively for Sellercloud. As discussed in note 2 to the consolidated financial statements, the Company estimated the fair value of the identified intangible assets acquired in the business combination based on the income approach. This valuation approach involves significant subjectivity and estimation uncertainty, including the use of assumptions related to the forecasted cash flows attributable to the acquired customer agreements and relationships and to the existing technology asset, and discount rates.

We identified the valuation of customer agreements and relationships, and existing technology acquired in the business combinations with OCR, ASD and Sellercloud as a critical audit matter. Significant auditor judgment and attention was required due to the significant measurement uncertainty in the assumptions related to the forecasted cash flows attributable to the acquired customer agreements and relationships, and to the existing technology asset, and the discount rates used to determine the fair value. In addition, the audit effort associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s valuation of customer agreements and relationships, and existing technology. This included controls related to management’s determination of the assumptions identified above. We evaluated the forecasted cash flows attributable to the acquired customer agreements and relationships, and to the existing technology asset by comparing the forecasted cash flows to the historical performance of the acquired businesses and external industry reports. We involved valuation professionals with specialized skills and knowledge to assess the methodology applied in estimating the fair value of the identified intangible assets and assist in evaluating the discount rates by comparing the inputs to the discount rates to publicly available data for comparable entities and assessing the resulting discount rate.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Vaughan, Canada
March 5, 2025

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of The Descartes Systems Group Inc.

Opinion on Internal Control Over Financial Reporting

We have audited The Descartes Systems Group Inc. and subsidiaries’ (the Company) internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control Over Financial Reporting preceding our reports. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada
March 5, 2025

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	236,138	320,952
Accounts receivable (net)
Trade (Note 5)	53,953	51,569
Other (Note 6)	16,931	12,193
Prepaid expenses and other (Note 7)	45,544	33,468
	352,566	418,182
OTHER LONG-TERM ASSETS (Note 19)	24,887	24,737
PROPERTY AND EQUIPMENT, NET (Note 8)	12,481	11,552
RIGHT-OF-USE ASSETS (Note 13)	7,623	6,257
DEFERRED INCOME TAXES	3,802	2,097
INTANGIBLE ASSETS, NET (Note 9)	321,270	251,047
GOODWILL (Note 10)	924,755	760,413
	1,647,384	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	20,650	17,484
Accrued liabilities (Note 11)	79,656	91,824
Lease obligations (Note 13)	3,178	3,075
Income taxes payable	9,313	6,734
Deferred revenue (Note 19)	104,230	84,513
	217,027	203,630
LEASE OBLIGATIONS (Note 13)	4,718	3,903
DEFERRED REVENUE (Note 19)	978	1,464
INCOME TAXES PAYABLE	5,531	6,153
DEFERRED INCOME TAXES	34,127	21,101
	262,381	236,251
LONG-TERM DEBT (Note 12)
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 14)
SHAREHOLDERS’ EQUITY (Note 15)
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,605,969 at January 31, 2025 (January 31, 2024 – 85,183,455)	568,339	551,164
Additional paid-in capital	503,133	494,701
Accumulated other comprehensive loss	(50,497)	(28,586)
Retained earnings	364,028	220,755
	1,385,003	1,238,034
	1,647,384	1,474,285

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

REVENUES	651,000	572,931	486,014
COST OF REVENUES (exclusive of amortization presented separately below)	158,574	138,295	113,326
GROSS MARGIN	492,426	434,636	372,688
EXPENSES
Sales and marketing	73,692	68,161	56,573
Research and development	95,497	84,103	70,353
General and administrative	65,248	57,373	49,710
Other charges (Note 20)	7,466	21,649	5,441
Amortization of intangible assets	69,399	60,501	60,177
	311,302	291,787	242,254
INCOME FROM OPERATIONS	181,124	142,849	130,434
INTEREST EXPENSE	(1,004)	(1,363)	(1,167)
INVESTMENT AND OTHER INCOME	11,513	9,666	4,461
INCOME BEFORE INCOME TAXES	191,633	151,152	133,728
INCOME TAX EXPENSE (RECOVERY) (Note 18)
Current	53,402	41,223	28,248
Deferred	(5,042)	(5,978)	3,244
	48,360	35,245	31,492
NET INCOME	143,273	115,907	102,236
EARNINGS PER SHARE (Note 16)
Basic	1.68	1.36	1.21
Diluted	1.64	1.34	1.18
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,443	85,068	84,791
Diluted	87,323	86,818	86,451

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Comprehensive income
Net Income	143,273	115,907	102,236
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income tax (recovery) expense of $(391) for the year ended January 31, 2025 (January 31, 2024 – $1,094; January 31, 2023 – ($58))	(21,911)	1,870	(18,063)
Total other comprehensive income (loss)	(21,911)	1,870	(18,063)
COMPREHENSIVE INCOME	121,362	117,777	84,173

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
	2025	2024	2023

Common shares
Balance, beginning of year	551,164	538,448	536,297
Stock options and share units exercised	17,175	12,716	2,151
Balance, end of year	568,339	551,164	538,448

Additional paid-in capital
Balance, beginning of year	494,701	486,551	473,303
Stock-based compensation expense (Note 17)	19,962	16,480	13,667
Stock options and share units exercised	(11,530)	(8,330)	(419)
Balance, end of year	503,133	494,701	486,551

Accumulated other comprehensive income (loss)
Balance, beginning of year	(28,586)	(30,456)	(12,393)
Other comprehensive income (loss), net of income taxes	(21,911)	1,870	(18,063)
Balance, end of year	(50,497)	(28,586)	(30,456)

Retained earnings
Balance, beginning of year	220,755	104,848	2,612
Net income	143,273	115,907	102,236
Balance, end of year	364,028	220,755	104,848

Total Shareholders’ Equity	1,385,003	1,238,034	1,099,391

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
OPERATING ACTIVITIES
Net income	143,273	115,907	102,236
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,589	5,474	5,225
Amortization of intangible assets	69,399	60,501	60,177
Stock-based compensation expense (Note 17)	19,962	16,480	13,667
Other non-cash operating activities	23	114	53
Deferred tax expense (recovery)	(5,042)	(5,978)	3,244
Changes in operating assets and liabilities (Note 21)	(13,932)	15,182	7,793
Cash provided by operating activities	219,272	207,680	192,395
INVESTING ACTIVITIES
Additions to property and equipment	(6,743)	(5,563)	(6,071)
Acquisition of subsidiaries, net of cash acquired (Note 3)	(290,204)	(142,700)	(115,561)
Cash used in investing activities	(296,947)	(148,263)	(121,632)
FINANCING ACTIVITIES
Payment of debt issuance costs	(53)	(43)	(1,118)
Issuance of common shares for cash, net of issuance costs (Note 15)	12,391	9,272	1,730
Payment of withholding taxes on net share settlements	(6,745)	(4,886)	—
Payment of contingent consideration	(9,223)	(19,084)	(5,215)
Cash used in financing activities	(3,630)	(14,741)	(4,603)
Effect of foreign exchange rate changes on cash	(3,509)	(109)	(3,212)
Increase (decrease) in cash	(84,814)	44,567	62,948
Cash, beginning of year	320,952	276,385	213,437
Cash, end of year	236,138	320,952	276,385
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	—	—	—
Cash paid during the year for income taxes	53,411	44,939	23,791

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS OR AS OTHERWISE INDICATED; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a provider of global logistics technology solutions. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Note 2 –Basis of Presentation

The accompanying consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and the US Securities and Exchange Commission (“SEC”) for the preparation of consolidated financial statements.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2025, is referred to as the “current fiscal year”, “fiscal 2025”, “2025” or using similar words. Our previous fiscal year, which ended on January 31, 2024, is referred to as the “previous fiscal year”, “fiscal 2024”, “2024” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2026” refers to the annual period ending January 31, 2026 and the “fourth quarter of 2026” refers to the quarter ending January 31, 2026.

We have reclassified certain immaterial items in the consolidated financial statements to conform to the current presentation.

Basis of consolidation

The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Foreign currency translation

The US dollar is the presentation currency of the Company. Assets and liabilities of our subsidiaries are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated into US dollars using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. On substantial liquidation of a foreign operation, the component of accumulated other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of operations.

The functional currency of each of our entities is generally the local currency in which they operate. Transactions incurred in currencies other than the local currency of an entity are converted to the local currency at the transaction date. Monetary assets and liabilities denominated in foreign currencies are re-measured into the local currency at the exchange rate in effect at the balance sheet date. All foreign currency re-measurement gains and losses are included in net income. For the year ended January 31, 2025, foreign currency re-measurement loss of $0.5 million was included in net income (January 31, 2024 – loss of $1.0 million; January 31, 2023 – loss of $1.2 million).

Use of estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. These estimates, judgments and assumptions are evaluated on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Estimates and assumptions are used when accounting for items such as allocations of the purchase price and the fair value of net assets acquired in business combination transactions, useful lives of intangible assets and property and equipment, revenue related estimates including determining the nature and timing of satisfaction of performance obligations, variable consideration, and other obligations such as contingent consideration related to business acquisitions, product returns and refunds, allowance for doubtful accounts, collectability of other receivables, provisions for excess or obsolete inventory, determining the Company’s incremental borrowing rate, restructuring accruals, fair value of stock-based compensation, assumptions embodied in the valuation of assets for impairment assessment, accounting for income taxes, valuation allowances for deferred income tax assets, realization of investment tax credits, uncertain tax positions and recognition of contingencies. Significant assumptions and judgment are used when determining the standalone selling price (“SSP”) of performance obligations in contracts with customers.

Cash

Cash included highly liquid short-term deposits with original maturities of three months or less.

Financial instruments

Fair value of financial instruments

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value due to their short maturities.

Derivative instruments

We use derivative instruments to manage equity risk relating to our share-based compensation. We account for these instruments in accordance with ASC Topic 815 “Derivatives and Hedging” (Topic 815), which requires that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at its fair value as of the reporting date. We do not designate our derivative instruments as hedges and as such the changes in our derivative financial instruments’ fair values are recognized in earnings. The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date.

Foreign exchange risk

We are exposed to foreign exchange risk because the Company transacts business in currencies other than the US dollar. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, euro, British pound sterling and various other foreign currencies.

Interest rate risk

Depending on the type of advance under the available facilities, interest on such borrowings will be charged based on either i) Canada or US prime rate; or ii) Canadian Overnight Repo Rate Average (CORRA); or iii) the Secured Overnight Financing Rate (SOFR). We are exposed to interest rate fluctuations to the extent that we borrow on our credit facility.

Credit risk

We are exposed to credit risk through our invested cash and accounts receivable. We hold our cash with reputable financial institutions. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate our credit risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Equity risk

We are exposed to equity risk through certain share-based compensation expenses that are fair valued at the balance sheet date. The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The Company does not hold derivatives for speculative purposes.

Provision for Credit Losses

We are exposed to credit losses primarily through our trade accounts receivable and contract assets. The provision for credit losses is determined utilizing a model of historical losses data. In estimating the provision for credit losses, we considered the age of the receivable, our historical write-offs and the historical creditworthiness of the customer, among other factors. Should any of these factors change, the estimates made by us will also change accordingly, which could affect the level of our future provisions.

Inventory

Finished goods inventories are stated at the lower of cost and net realizable value. The cost of finished goods is determined on the basis of average cost of units.

The valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for our products within specified time horizons. We perform an assessment of inventory which includes a review of, among other factors, demand requirements, product life cycle and development plans, product pricing and quality issues. If the demand for our products indicates we are no longer able to sell inventories above cost or at all, we write down inventory to market or excess inventory is written off.

Impairment of long-lived assets

We test long-lived assets or asset groups, such as property and equipment and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be impairment. Circumstances which could trigger a review include, but are not limited to: significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset or asset group; and a current expectation that the asset or asset group will more likely than not be sold or disposed of before the end of its estimated useful life. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such asset or asset group is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. No impairment of long-lived assets has been identified or recorded in our consolidated statements of operations for any of the fiscal years presented.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization.

We test for impairment of goodwill at least annually on October 31st of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our fair value below our reporting unit’s carrying amount. Our operations are analyzed by management and our chief operating decision maker as being part of a single industry segment providing logistics technology solutions. Accordingly, our goodwill impairment assessment is based on the allocation of goodwill to a single reporting unit. We completed the qualitative assessment during our third quarter of 2025 and concluded that it was more likely than not that the fair value of the reporting unit was greater than the carrying value. As a result, no impairment of goodwill was recorded in fiscal 2025 (no impairments were recorded for fiscal 2024 or fiscal 2023).

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible asset or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible asset or asset groups is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over 2 to 20 years
Existing technologies	Straight-line over 4 to 12 years
Trade names	Straight-line over 3 to 15 years
Non-compete covenants	Straight-line over 2 to 12 years

Property and equipment

Property and equipment is recorded at cost.

Depreciation of our property and equipment is generally recorded at the following rates:

Computer equipment and software	Straight-line over 1 to 13 years
Furniture and fixtures	Straight-line over 3 to 14 years
Leasehold improvements	Straight-line over lesser of useful life or term of lease
Equipment installed with customers	Straight-line over 3 years

Fully depreciated property and equipment are removed from the balance sheet when they are no longer in use.

Leases

At the inception of a contract we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We have building lease agreements with lease and non-lease components, which are accounted for separately. For computer equipment and vehicle leases, we have elected to account for the lease and non-lease components as a single lease component.

We recognize a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

We have elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. We enter into contracts that can include the delivery of various combinations of goods and/or services, which are generally capable of being distinct within the context of the contract and accounted for as separate performance obligations. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct goods and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. The accounting for a contract with a customer that contains multiple performance obligations requires an allocation of the transaction price to each distinct performance obligation based on the determination of the SSP. SSP for each distinct performance obligation in a customer contract is an estimate of the price that would be charged for the specific good or service if it was sold separately in similar circumstances and to similar customers. This estimate determines the amount of revenue recognized for each performance obligation in a customer contract.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. In addition to these general policies, the specific revenue recognition policies for each major category of revenue are included below.

License

Revenues for distinct licenses for on-premise or hosted software are derived from perpetual licenses granted to our customers for the right to use our software products. License revenues are billed on the effective date of a contract and revenue is recognized at the point in time when the customer is provided control of the respective software.

Services

Services, which allow customers to access hosted software over a contract term without taking possession of the software, is provided on a subscription and/or transactional fee basis. Revenues from hosted software subscriptions and maintenance are typically billed annually in advance and revenue is recognized on a ratable basis over the contract term beginning on the date that our service is made available to the customer. Transaction fees are typically billed and recognized as revenue on a monthly basis based on the customer usage for that period.

Professional Services & Other

Professional services are comprised of consulting, implementation and training services related to our services and products. These services are generally considered to be separate performance obligations as they provide incremental benefit to customers beyond providing access to the software. Professional services are typically billed on a time and materials basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed. Revenue related to customer reimbursement of travel related expenses is recognized on a gross basis as incurred. Other revenues include hardware revenue and is generally billed, and revenue is recognized, when control of the product has transferred under the terms of an enforceable contract.

Our contracts with customers often include promises to transfer multiple goods and services to a customer. Determining whether goods and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment. Judgment is also needed in assessing the ability to collect the corresponding receivables.

Significant assumptions and judgment are required to determine the SSP for each distinct performance obligation, which is needed to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. When estimating the SSP, we make certain significant assumptions including the basis for stratification of the underlying population of customer contracts based on pricing practices for different goods or services, as appropriate. In order to determine the SSP of our promised goods or services, we conduct a regular analysis to determine whether various goods or services have an observable standalone selling price. If the Company does not have an observable SSP for a particular good or service, then SSP for that particular good or service is estimated using reasonably available information and maximizing observable inputs with approaches including historical pricing, cost plus a margin, and the residual approach.

Costs to obtain a contract with a customer

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the costs to be recoverable. We have determined that certain sales incentive programs meet the requirements to be capitalized. These capitalized costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates, including specifically identifiable contract renewals. The period of benefit including renewals is determined to be generally between four to six years, taking into consideration our customer contracts, our technology, renewal behaviors and other factors. Amortization of the asset is included in sales and marketing expenses in the consolidated statements of operations. Applying the practical expedient, we recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less.

Contract assets and liabilities

The payment terms and conditions in our customer contracts may vary from the timing of revenue recognition. In some cases, customers pay in advance of delivery of products or services; in other cases, payment is due as services are performed or in arrears following delivery. Timing differences between revenue recognition and invoicing result in unbilled receivables, contract assets, or deferred revenue. Receivables are accrued when revenue is recognized prior to invoicing but the right to payment is unconditional (i.e., only the passage of time is required). This occurs most commonly when software term licenses recognized at a point in time are paid for periodically over the license term. Contract assets result when amounts allocated to distinct performance obligations are recognized as revenue and control of a product or service is transferred to the customer, but invoicing is contingent on performance of other performance obligations or on completion of contractual milestones and is presented as other receivables. Contract assets are transferred to receivables when the rights become unconditional, typically upon invoicing of the related performance obligations in the contract or upon achieving the requisite project milestone. Contract liabilities primarily relate to the advance consideration received from customers and is presented as deferred revenue. Deferred revenue results from customer payments in advance of our satisfaction of the associated performance obligation(s) and relates primarily to prepaid maintenance or other recurring services. Deferred revenues are relieved as revenue is recognized. Contract assets and deferred revenues are reported on a contract-by-contract basis at the end of each reporting period.

Research and development costs

To date, we have not capitalized any costs related to research and development of our computer software products. Costs incurred between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers have historically been expensed as they have not been significant.

Stock-based compensation plans

Stock Options

We maintain stock option plans for non-employee directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares as of the date of grant. This fair market value is determined using the closing price of our common shares on the TSX on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from the grant date and expire seven years from the grant date. Non-employee directors’ and officers’ stock options generally have quarterly vesting over a three to five-year period. We issue new shares from treasury upon the exercise of a stock option. Forfeitures are accounted for as they occur.

The fair value of stock option grants that are ultimately expected to vest are amortized to expense in our consolidated statement of operations based on the straight-line attribution method. The fair value of stock option grants is calculated using the Black-Scholes Merton option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Performance & Restricted Share Units

We maintain a performance and restricted share unit plan pursuant to which certain of our officers are eligible to receive grants of performance share units (“PSUs”) and restricted share units (“RSUs”).

PSUs vest at the end of a three-year performance period. The ultimate number of PSUs that vest is based on the total shareholder return (“TSR”) of our Company relative to the TSR of companies comprising a peer index group. TSR is calculated based on the weighted-average closing price of shares for the five trading days preceding the beginning and end of the performance period. The fair value of PSUs is expensed to stock-based compensation expense over the vesting period. PSUs expire ten years from the grant date. New shares are issued from treasury upon the redemption of a PSU.

PSUs are measured at fair value estimated using a Monte Carlo Simulation approach. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the PSUs at the time of the grant.

RSUs vest annually over a three-year period starting from the grant date and expire ten years from the grant date. We issue new shares from treasury upon the redemption of an RSU.RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant and will be expensed to stock-based compensation expense over the vesting period.

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004, pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the grant date. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors, then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Cash-Settled Restricted Share Unit Plan

Our board of directors adopted a cash-settled restricted share unit plan effective as of May 23, 2007, pursuant to which certain of our employees and non-employee directors are eligible to receive grants of cash-settled restricted share units (“CRSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The CRSUs generally vest based on continued employment and have annual vesting over three to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31st of the calendar year in which a vesting date occurs. Fair value of the liability is based on the closing price of our common shares at the balance sheet date.

Business combinations

We apply the provisions of ASC Topic 805, “Business Combinations” (Topic 805), in the accounting for our acquisitions. It requires us to recognize separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values including certain identifiable intangible assets (other than goodwill). Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. The determination of the acquisition date fair value of the intangible assets acquired requires us to make estimates and assumptions regarding projected revenues, earnings before interest, taxes, depreciation and amortization, technology migration rates, customer attrition rates and discount rates.

Contingent consideration may be payable on the achievement of certain financial targets in the post-acquisition periods. Contingent consideration is required to be measured at fair value on the date of acquisition. The estimated fair value of contingent consideration is calculated using the estimated financial outcome and resulting expected contingent consideration to be paid. Contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded to our consolidated statement of operations.

Costs to exit or restructure certain activities of an acquired company or our internal operations are accounted for as termination and exit costs pursuant to ASC Topic 420, “Exit or Disposal Cost Obligations” (Topic 420) and are accounted for separately from the business combination.

For a given acquisition, we generally identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether we include these contingencies as a part of the purchase price allocation and, if so, to determine the estimated amounts.If we determine that a pre-acquisition contingency (non-income tax related) is probable in nature and estimable as of the acquisition date, we record our best estimate for such a contingency as a part of the preliminary purchase price allocation. We often continue to gather information and evaluate our pre-acquisition contingencies throughout the measurement period and if we make changes to the amounts recorded or if we identify additional pre-acquisition contingencies during the measurement period, such amounts will be included in the purchase price allocation during the measurement period and, subsequent to the measurement period, in our results of operations.

Uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We review these items during the measurement period as we continue to actively seek and collect information relating to facts and circumstances that existed at the acquisition date. Changes to these uncertain tax positions and tax related valuation allowances made subsequent to the measurement period, or if they relate to facts and circumstances that did not exist at the acquisition date, are recorded in our provision for income taxes in our consolidated statement of operations.

Income taxes

We use the liability method of income tax allocation to account for income taxes. Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. These temporary differences are measured using enacted tax rates. A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized. In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, our history of losses for tax purposes, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We evaluate our uncertain tax positions by using a two-step approach to recognize and measure uncertain tax positions and provisions for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized. The tax position is derecognized when it is no longer more likely than not that the position will be sustained on audit. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock-based compensation.

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023 - 07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023 - 07”). The amendments in ASU 2023 - 07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023 - 07 was effective for fiscal years beginning after December 15, 2023, which was our fiscal year that began on February 1, 2024 (fiscal 2025) and interim periods within fiscal years beginning after December 15, 2024, which was our fiscal year beginning February 1, 2025 (fiscal 2026). The Company adopted ASU 2023 - 07 retrospectively in the fourth quarter of fiscal 2025. The adoption of this guidance did not have a material impact on our results of operations. For changes to our disclosures see Note 22.

Recently issued accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The amendments in ASU 2023-09 enhance transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company expects to adopt this guidance in the fourth quarter of fiscal 2026. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued a subsequent amendment to the initial guidance in January 2025, collectively referred to as “ASU 2024-03”. The amendments in ASU 2024-03 require disaggregation of certain expense captions into specified categories in disclosures within the notes to financial statements, which is expected to enhance cost transparency and improve comparability. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company expects to adopt this guidance in the fourth quarter of fiscal 2028. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

Fiscal 2025 Acquisitions

On March 28, 2024, Descartes acquired all of the shares of OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $4.7 million with a fair value of $3.9 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.8 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before March 28, 2025.

On April 19, 2024, Descartes acquired substantially all of the shares of Aerospace Software Developments (“ASD”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $62.5 million (EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $3.6 million paid in the fourth quarter of fiscal 2025. The gross contractual amount of trade receivables acquired was $1.1 million with a fair value of $1.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before April 19, 2025.

On June 10, 2024, Descartes acquired all of the shares of BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was nominal with a nominal fair value at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before June 10, 2025.

On September 17, 2024, Descartes acquired all of the shares of Assure Assist, Inc., doing business as MyCarrierPortal (“MCP”), a leading provider of carrier onboarding and risk monitoring solutions for the trucking industry. The purchase price for the acquisition was approximately $22.5 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $6.0 million based on MCP achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $1.7 million at the acquisition date. The gross contractual amount of trade receivables acquired was nominal with a nominal fair value at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before September 17, 2025.

On October 11, 2024, Descartes acquired all of the shares of Sellercloud LLC and certain assets of Sellercloud Europe Ltd. (collectively referred to as “Sellercloud”), a leading provider of omnichannel ecommerce solutions. The purchase price for the acquisition was approximately $110.2 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based consideration of up to $20.0 million based on Sellercloud achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $5.4 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.0 million with a fair value of $1.0 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before October 11, 2025.

For the businesses acquired during fiscal 2025, we incurred acquisition-related costs of $4.8 million for the year ended January 31, 2025. The acquisition-related costs were primarily for advisory services and are included in other charges in our consolidated statements of operations. For the year ended January 31, 2025, we have recognized revenues of $36.4 million, and net income of $6.6 million, from OCR, ASD, BoxTop, MCP and Sellercloud since the date of acquisition in our consolidated statements of operations.

The preliminary purchase price allocation for businesses acquired during fiscal 2025, which have not been finalized, is as follows:

					Seller-
	OCR	ASD	BoxTop	MCP	cloud	Total
Purchase price consideration:
Cash, net of cash acquired related to OCR ($5,743), ASD ($2,475), BoxTop ($1,012), MCP ($2,105) and Sellercloud ($362)	82,849	62,522	12,111	22,508	110,214	290,204
Contingent consideration	—	—	—	1,679	5,364	7,043
Net working capital adjustments (receivable) / payable	164	124	(19)	(217)	196	248
	83,013	62,646	12,092	23,970	115,774	297,495
Allocated to:
Current assets, excluding cash acquired	4,669	4,445	58	17	933	10,122
Deferred income tax assets	77	—	—	—	—	77
Right-of-use assets	59	—	186	—	—	245
Other long-term assets	13	6	1	—	5	25
Current liabilities	(906)	(1,108)	(488)	(1,160)	(437)	(4,099)
Deferred revenue	(11,145)	(330)	(454)	(1,816)	(236)	(13,981)
Lease obligations	(59)	—	(186)	—	—	(245)
Deferred income tax liabilities	(13,107)	(3,319)	(1,743)	—	—	(18,169)
Net tangible assets (liabilities) assumed	(20,399)	(306)	(2,626)	(2,959)	265	(26,025)

Finite life intangible assets acquired:
Customer agreements and relationships	24,200	12,247	2,926	4,900	17,300	61,573
Existing technology	25,000	14,377	3,944	8,300	25,200	76,821
Trade names	1,500	298	25	150	250	2,223
Non-compete covenants	600	426	76	150	700	1,952
Goodwill	52,112	35,604	7,747	13,429	72,059	180,951
	83,013	62,646	12,092	23,970	115,774	297,495

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represents our estimates of the allocation of the purchase price and the fair value of net assets acquired. The preliminary purchase price allocations may differ from the final purchase price allocation, and these differences may be material. Revisions to the allocations will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the acquisition date.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	OCR	ASD	BoxTop	MCP	Seller-cloud
Customer agreements and relationships	13 years	13 years	13 years	8 years	12 years
Existing technology	6 years	6 years	6 years	6 years	6 years
Trade names	10 years	3-6 years	2 years	3 years	3 years
Non-compete covenants	5 years	5 years	5 years	5 years	5 years

The goodwill on the OCR, ASD, BoxTop, MCP and Sellercloud acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the OCR, ASD and BoxTop acquisitions are not deductible for tax purposes. The goodwill arising from the MCP and Sellercloud acquisitions are deductible for tax purposes.

Fiscal 2024 Acquisitions

On February 14, 2023, Descartes acquired all of the shares of Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), a cloud-based provider of final-mile carrier solutions and road safety compliance tools. The purchase price for the acquisition was approximately $136.8 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $80.0 million based on GroundCloud achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $19.6 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.5 million with a fair value of $1.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended January 31, 2024 with no adjustments.

On April 20, 2023, Descartes acquired substantially all of the assets of Localz Pty Ltd.(“Localz”), a cloud-based customer engagement platform for day-of-service interaction and order management. The purchase price for the acquisition was approximately $5.9 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended April 30, 2024 with no adjustments.

The final purchase price allocations for businesses we acquired in 2024 are as follows:

	Ground-
	Cloud	Localz	Total
Purchase price consideration:
Cash, less cash acquired related to GroundCloud ($4,381) and Localz (Nil)	136,843	5,857	142,700
Contingent consideration	19,550	—	19,550
Net working capital adjustments (receivable) / payable	458	(5)	453
	156,851	5,852	162,703
Allocated to:
Current assets, excluding cash acquired	3,245	619	3,864
Right-of-use Assets	144	—	144
Current liabilities	(3,308)	(227)	(3,535)
Deferred revenue	(136)	(1,465)	(1,601)
Lease obligations	(144)	—	(144)
Net tangible assets (liabilities) assumed	(199)	(1,073)	(1,272)

Finite life intangible assets acquired:
Customer agreements and relationships	29,400	—	29,400
Existing technology	42,800	5,971	48,771
Trade names	1,100	—	1,100
Non-compete covenants	1,000	—	1,000
Goodwill	82,750	954	83,704
	156,851	5,852	162,703

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	GroundCloud	Localz
Customer agreements and relationships	13 years	N/A
Existing technology	6 years	6 years
Trade names	6 years	N/A
Non-compete covenants	5 years	N/A

The goodwill on the GroundCloud and Localz acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the GroundCloud and Localz acquisitions is deductible for tax purposes.

Fiscal 2023 Acquisitions

On February 9, 2022, Descartes acquired all of the shares of NetCHB, LLC (“NetCHB”), a provider of customs filing solutions in the US. The purchase price for the acquisition was approximately $38.7 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $60.0 million based on NetCHB achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent considerations was valued at $13.9 million at the acquisition date. The gross contractual amount of trade receivables acquired was $0.1 million with a fair value of $0.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended January 31, 2023 with no adjustments.

On April 21, 2022, Descartes acquired substantially all of the assets of Foxtrot, Inc. (“Foxtrot”), a provider of machine learning-based mobile route execution solutions. The purchase price for the acquisition was approximately $4.2 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $0.7 million with a fair value of $0.7 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended April 30, 2023 with no adjustments.

On June 3, 2022, Descartes acquired all of the shares of XPS Technologies, LLC (“XPS”), a provider of ecommerce multi-carrier parcel shipping solutions. The purchase price for the acquisition was approximately $61.1 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $75.0 million based on XPS achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $9.4 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.5 million with a fair value of $1.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended July 31, 2023 with no adjustments.

On January 5, 2023, Descartes acquired all of the shares of Tran-Soft, LLC, doing business as Supply Vision (“Supply Vision”), a provider of shipment management solutions for North American Logistics Services Providers. The purchase price for the acquisition was approximately $11.6 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $3.0 million based on Supply Vision achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $2.7 million at the acquisition date. The gross contractual amount of trade receivables acquired was $0.3 million with a fair value of $0.3 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended January 31, 2024 with no adjustments.

The final purchase price allocations for businesses we acquired in 2023 are as follows:

				Supply
	NetCHB	Foxtrot	XPS	Vision	Total
Purchase price consideration:
Cash, less cash acquired related to NetCHB ($658), Foxtrot (Nil), XPS ($3,932) and Supply Vision ($413)	38,664	4,228	61,096	11,573	115,561
Contingent consideration	13,948	—	9,425	2,670	26,043
Net working capital adjustments payable (receivable)	51	66	978	4	1,099
	52,663	4,294	71,499	14,247	142,703
Allocated to:
Current assets, excluding cash acquired	469	835	2,449	718	4,471
Current liabilities	(367)	(22)	(1,483)	(532)	(2,404)
Deferred revenue	—	(336)	(2,196)	(132)	(2,664)
Net tangible assets (liabilities) assumed	102	477	(1,230)	54	(597)

Finite life intangible assets acquired:
Customer agreements and relationships	10,900	650	8,100	2,500	22,150
Existing technology	14,100	1,640	20,000	4,700	40,440
Trade names	64	—	100	30	194
Non-compete covenants	700	—	1,000	200	1,900
Goodwill	26,797	1,527	43,529	6,763	78,616
	52,663	4,294	71,499	14,247	142,703

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Supply
	NetCHB	Foxtrot	XPS	Vision
Customer agreements and relationships	13 years	13 years	11 years	11 years
Existing technology	6 years	6 years	6 years	6 years
Trade names	2 years	N/A	2 years	9 years
Non-compete covenants	5 years	N/A	5 years	5 years

The goodwill on the NetCHB, Foxtrot, XPS and Supply Vision acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the NetCHB, Foxtrot, XPS and Supply Vision acquisitions is deductible for tax purposes.

Pro Forma Results of Operations (Unaudited)

The financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired Sellercloud, MCP, BoxTop, ASD, OCR, Localz, GroundCloud, Supply Vision, XPS, Foxtrot and NetCHB as of February 1, 2022.

This pro forma information is for information purposes only and does not purport to represent what our actual results of operations for the periods presented would have been had the acquisitions of Sellercloud, MCP, BoxTop, ASD, OCR, Localz, GroundCloud, Supply Vision, XPS, Foxtrot and NetCHB occurred at February 1, 2022, or to project our results of operations for any future period.

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Revenues	675,556	626,643	581,614
Net income	142,171	107,548	90,488
Earnings per share
Basic	1.66	1.26	1.07
Diluted	1.63	1.24	1.05

Note 4 – Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value, in this context, should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including our own credit risk.

Topic 820 establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

●	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value (a Level 2 measurement) due to their short maturities.

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of January 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	—	26,372	—	26,372

Liabilities:
Contingent consideration	—	—	8,674	8,674

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of January 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	—	16,206	—	16,206

Liabilities:
Contingent consideration	—	—	35,146	35,146

The Company enters into equity derivative contracts including floating-rate equity forwards to substantially offset the potential fluctuations of certain future share-based compensation expenses. The equity derivative contracts are not designated as hedge instruments and the Company does not hold derivatives for speculative purposes. As at January 31, 2025, we had equity derivatives for 332,473 Descartes common shares with a weighted average price of $36.80.

The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date (Level 2 fair value inputs). The fair value of equity contract derivatives is recorded as other current assets and gains and losses are recorded in general and administrative expenses in the consolidated financial statements. For the years ended January 31, 2025, 2024 and 2023, we recognized a recovery in general and administrative expenses of ($11.8) million, ($4.6) million and ($1.3) million, respectively.

Estimates of the fair value of contingent consideration are performed by the Company on a quarterly basis. Key unobservable inputs include revenue growth rates and the discount rates applied (10% to 16%). The estimated fair value increases as the annual revenue growth rate increases and as the discount rate decreases and vice versa.The following table presents the changes in the fair value measurements of the contingent consideration in Level 3 of the fair value hierarchy:

Level 3
Balance at January 31, 2023	30,949
Increase from acquisitions	19,550
Cash payments	(31,688)
Charges through profit or loss	16,334
Effect of movements in foreign exchange and other	1
Balance at January 31, 2024	35,146
Increase from acquisitions	7,043
Cash payments	(34,210)
Charges through profit or loss	707
Effect of movements in foreign exchange and other	(12)
Balance at January 31, 2025	8,674

Contingent consideration paid in 2025 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities. Contingent consideration paid in 2024 totaled $31.7 million of which $19.1 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $12.6 million was paid out of cash flow from operating activities.

Note 5 – Trade Accounts Receivable

	January 31,	January 31,
	2025	2024
Trade accounts receivable	54,702	52,268
Less: Provision for credit losses	(749)	(699)
	53,953	51,569

Included in accounts receivable are unbilled receivables in the amount of $4.6 million as at January 31, 2025 ($2.4 million as at January 31, 2024). No single customer accounted for more than 10% of the accounts receivable balance as of January 31, 2025 and 2024.

The following table presents the changes in the provision for credit losses as follows:

Provision
for Credit
Losses
Balance at January 31, 2023	1,545
Current period provision for expected losses	924
Write-offs charged against the provision	(1,770)
Effect of movements in foreign exchange	—
Balance at January 31, 2024	699
Current period provision for expected losses	1,676
Write-offs charged against the provision	(1,611)
Effect of movements in foreign exchange	(15)
Balance at January 31, 2025	749

Note 6 – Other Receivables

	January 31,	January 31,
	2025	2024
Other receivables	16,931	12,193
	16,931	12,193

Other receivables include receivables related to sales and use taxes, income taxes, non-trade receivables and contract assets. At January 31, 2025, a nominal balance (nil at January 31, 2024) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 – Prepaid Expenses and Other

	January 31,	January 31,
	2025	2024
Prepaid expenses	18,457	16,909
Equity derivative contracts (Note 4)	26,372	16,206
Inventory	715	353
	45,544	33,468

Note 8 – Property and Equipment

	January 31,	January 31,
	2025	2024
Cost
Computer equipment and software	39,261	48,943
Furniture and fixtures	1,193	1,432
Leasehold improvements	718	994
Equipment installed with customers	2,430	2,314
Assets under construction	35	497
	43,637	54,180
Accumulated depreciation
Computer equipment and software	27,507	38,825
Furniture and fixtures	1,076	1,287
Leasehold improvements	529	730
Equipment installed with customers	2,044	1,786
	31,156	42,628
Net	12,481	11,552

Note 9 - Intangible Assets

	January 31,	January 31,
	2025	2024
Cost
Customer agreements and relationships	354,049	299,524
Existing technology	466,832	403,944
Trade names	12,142	10,139
Non-compete covenants	16,483	14,911
	849,506	728,518
Accumulated amortization
Customer agreements and relationships	189,908	172,026
Existing technology	316,506	285,148
Trade names	8,889	8,227
Non-compete covenants	12,933	12,070
	528,236	477,471
Net	321,270	251,047

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during the year ended January 31, 2025 is primarily due to the acquisitions of OCR, ASD, BoxTop, MCP and Sellercloud partially offset by amortization. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $321.3 million over the following periods: $71.2 million for 2026, $56.6 million for 2027, $49.4 million for 2028, $41.0 million for 2029, $29.3 million for 2030 and $73.8 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates and assumes no future adjustments to acquired intangible assets.

Note 10 – Goodwill

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. The following table summarizes the changes in goodwill since January 31, 2023:

	January 31,	January 31,
	2025	2024
Balance at beginning of period	760,413	675,647
Acquisition of GroundCloud	—	82,750
Acquisition of Localz	—	954
Acquisition of OCR	52,112	—
Acquisition of ASD	35,604	—
Acquisition of BoxTop	7,747	—
Acquisition of MCP	13,429	—
Acquisition of Sellercloud	72,059	—
Adjustments on account of foreign exchange	(16,609)	1,062
Balance at end of period	924,755	760,413

Note 11 - Accrued Liabilities

	January 31,	January 31,
	2025	2024
Accrued compensation and benefits	55,105	43,075
Accrued contingent acquisition consideration	8,674	35,146
Accrued professional fees	1,823	1,577
Other accrued liabilities	14,054	12,026
	79,656	91,824

Other accrued liabilities include accrued expenses related to third-party resellers and royalties, suppliers, and accrued restructuring charges.

Note 12 – Long-Term Debt

We have a senior secured revolving credit facility in place with a syndicate of lenders. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term ending December 2027. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit facility. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

No amounts were drawn on the credit facility as of January 31, 2025 and the balance of $350.0 million is available for use. We were in compliance with the covenants of the credit facility as of January 31, 2025.

As at January 31, 2025, we had outstanding letters of credit of approximately $0.2 million ($0.2 million as at January 31, 2024), which were not related to our credit facility.

Note 13 – Leases

We have operating leases for buildings, vehicles and computer equipment. Our leases have remaining terms of up to 5 years, some of which include options to extend the leases for up to 5 years.

The components of operating lease expense were as follows:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Operating lease cost	3,656	4,169	4,182
Short-term lease cost	508	597	636
Total operating lease cost	4,164	4,766	4,818

Supplemental cash flow information related to operating leases was as follows:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Operating cash outflows from operating leases included in measurement of lease liabilities	4,028	3,996	4,240
New right-of-use assets obtained in exchange for lease obligations	3,706	4,239	864

Supplemental information related to operating leases was as follows:

	January 31,	January 31,
	2025	2024
Weighted average remaining lease term (years)	2.9	3.0
Weighted average discount rate (%)	5.1	4.1

Maturities of operating lease liabilities were as follows as of January 31, 2025:

Operating
Years Ended January 31,	Leases
2026	3,571
2027	2,510
2028	1,671
2029	596
2030	219
2031 and thereafter	—
Total lease payments	8,567
Less: imputed interest	(671)
Total lease obligations	7,896
Current	3,178
Long-term	4,718

Note 14 - Commitments, Contingencies and Guarantees

Commitments

As described in Note 2 to these consolidated financial statements, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested DSUs and CRSUs of nil and $1.2 million, respectively, at January 31, 2025. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To substantially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at January 31, 2025, we had equity derivatives for 332,473 Descartes common shares and a DSU liability for 332,473 Descartes common shares, resulting in no net exposure resulting from changes to our share price.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate potential liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Business combination agreements

In respect of our acquisitions of Supply Vision, GroundCloud, MCP and Sellercloud, up to $67.5 million in cash may become payable if certain revenue performance targets are met in the two years following the acquisition. A balance of $8.7 million is accrued related to the fair value of this contingent consideration as at January 31, 2025.

Guarantees

In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our consolidated financial statements for the guarantees or indemnities described above.

Note 15 – Share Capital

On July 15, 2022, we filed a final short-form base shelf prospectus (the “2022 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. No securities were sold pursuant to the 2022 Base Shelf Prospectus, which was withdrawn in July 2024.

On July 15, 2024, we filed a final short-form base shelf prospectus (the “2024 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus.

The following table sets forth the common shares outstanding (number of shares in thousands):

	January 31,	January 31,	January 31,
(thousands of shares)	2025	2024	2023
Balance, beginning of year	85,183	84,820	84,756
Shares issued:
Stock options and share units exercised	423	363	64
Issuance of common shares	-	—	—
Acquisitions (Note 3)	-	—	—
Balance, end of year	85,606	85,183	84,820

Cash flows provided from stock options and share units exercised during 2025, 2024 and 2023 were approximately $12.4 million, $9.3 million and $1.7 million, respectively.

For the years ended January 31, 2025, 2024 and 2023, the Company withheld 73,588, 63,330 and nil common shares, respectively, to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs. Total payments to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs were $6.7 million, $4.9 million and nil during 2025, 2024 and 2023, respectively, and are reflected as a financing activity in the consolidated statements of cash flows.

Note 16 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Net income for purposes of calculating basic and diluted earnings per share	143,273	115,907	102,236

Weighted average shares outstanding	85,443	85,068	84,791
Dilutive effect of employee stock options	587	505	455
Dilutive effect of restricted and performance share units	1,293	1,245	1,205
Weighted average common and common equivalent shares outstanding	87,323	86,818	86,451
Earnings per share
Basic	1.68	1.36	1.21
Diluted	1.64	1.34	1.18

For the years ended January 31, 2025, 2024 and 2023, the application of the treasury stock method excluded 274,398, 16,562 and 589,658 stock options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such stock options that are attributed to future service periods made such stock options anti-dilutive.

For the years ended January 31, 2025, 2024 and 2023, 939, 265,694 and 1,315 stock options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive.

Additionally, for the years ended January 31, 2025, 2024 and 2023, the application of the treasury stock method excluded PSUs and RSUs of nil, 95,134 and nil, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

Note 17 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our consolidated statement of operations was as follows:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Cost of revenues	1,407	1,128	940
Sales and marketing	6,440	5,197	2,468
Research and development	2,744	2,138	1,788
General and administrative	9,371	8,017	8,471
Effect on net income	19,962	16,480	13,667

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $1.2 million ($1.0 million at January 31, 2024) recognized in the United States and Canada. The tax benefit realized in connection with stock options exercised during 2025, 2024 and 2023 was $0.2 million, $0.4 million and nominal, respectively.

Stock Options

As of January 31, 2025, we had 1,501,901 stock options granted and outstanding under our shareholder-approved stock option plan and 2,177,290 remained available for grant.

As of January 31, 2025, $9.7 million of total unrecognized compensation costs, net of forfeitures, related to non-vested stock option awards is expected to be recognized over a weighted average period of 2.4 years. The total fair value of stock options vested during 2025 was $6.4 million.

The total number of options granted during the years ended January 31, 2025, 2024 and 2023 was 280,658, 278,845 and 356,014, respectively. The weighted average grant-date fair value of options granted during the years ended January 31, 2025, 2024 and 2023 was $29.53, $26.19 and $18.47 per option, respectively.

The weighted-average assumptions were as follows:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Expected dividend yield (%)	—	—	—
Expected volatility (%)	30.0	30.8	29.2
Risk-free rate (%)	3.6	3.2	2.4
Expected option life (years)	5	5	5

A summary of option activity under all of our plans is presented as follows:

			Weighted-
	Number of	Weighted-	Average	Aggregate
	Stock	Average	Remaining	Intrinsic
	Options	Exercise	Contractual	Value
	Outstanding	Price	Life (years)	(in millions)
Balance at January 31, 2023	1,593,433	$45.54	4.1	$45.7
Granted	278,845	$79.80
Exercised	(285,808)	$33.06
Forfeited	(17,919)	$62.30
Balance at January 31, 2024	1,568,551	$52.31	3.9	$54.8
Granted	280,658	$88.82
Exercised	(332,109)	$37.25
Forfeited	(15,199)	$77.06
Balance at January 31, 2025	1,501,901	$61.06	3.8	$91.6

Vested or expected to vest at January 31, 2025	1,501,901	$61.06	3.8	$91.6

Exercisable at January 31, 2025	1,091,499	$54.70	3.3	$73.5

The total intrinsic value of options exercised during the years ended January 31, 2025, 2024 and 2023 was approximately $20.3 million, $13.2 million and $2.5 million, respectively. The exercise price range for outstanding options at January 31, 2025 was $26.44 to $120.82.

A summary of the status of our unvested stock options under our shareholder-approved stock option plan as of January 31, 2025 is presented as follows:

		Weighted-
		Average
	Number of	Grant-Date
	Stock Options	Fair Value per
	Outstanding	Share
Balance at January 31, 2023	488,821	$16.11
Granted	278,845	$26.19
Vested	(303,628)	$17.74
Forfeited	(17,485)	$18.29
Balance at January 31, 2024	446,553	$20.67
Granted	280,658	$29.53
Vested	(301,921)	$21.88
Forfeited	(14,888)	$25.16
Balance at January 31, 2025	410,402	$25.21

Performance Share Units

A summary of PSU activity is as follows:

		Weighted-	Weighted-
		Average	Average	Aggregate
	Number of	Granted	Remaining	Intrinsic
	PSUs	Date Fair	Contractual	Value
	Outstanding	Value	Life (years)	(in millions)
Balance at January 31, 2023	915,233	$38.41	4.5	$67.9
Granted	95,134	$105.96
Performance units issued	68,005	$53.80
Exercised	(87,354)	$14.29
Forfeited	(2,475)	$81.82
Balance at January 31, 2024	988,543	$53.81	4.5	$86.3
Granted	92,873	$109.77
Performance units issued	40,477	$80.11
Exercised	(109,820)	$19.88
Forfeited	(3,428)	$80.66
Balance at January 31, 2025	1,008,645	$62.92	4.6	$123.1

Vested or expected to vest at January 31, 2025	1,008,645	$62.92	4.6	$123.1

Exercisable at January 31, 2025	726,075	$47.45	3.2	$88.6

The aggregate intrinsic values represent the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2025) that would have been received by PSU holders if all PSUs had been vested on January 31, 2025.

As of January 31, 2025, $10.6 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.7 years. The total fair value of PSUs vested during 2025 was $6.1 million.

Restricted Share Units

A summary of RSU activity is as follows:

		Weighted-	Weighted-	Aggregate
		Average	Average	Intrinsic
	Number of	Granted	Remaining	Value
	RSUs	Date Fair	Contractual	(in
	Outstanding	Value	Life (years)	millions)
Balance at January 31, 2023	474,631	$32.44	4.7	$35.2
Granted	61,774	$79.89
Exercised	(53,898)	$8.52
Forfeited	(413)	$60.66
Balance at January 31, 2024	482,094	$40.19	4.8	$42.1
Granted	62,597	$88.66
Exercised	(54,173)	$13.36
Forfeited	(829)	$70.74
Balance at January 31, 2025	489,689	$48.48	5.0	$59.8

Vested or expected to vest at January 31, 2025	489,689	$48.48	5.0	$59.8

Exercisable at January 31, 2025	427,613	$43.14	4.4	$52.2

The aggregate intrinsic values represent the total pre-tax intrinsic value (the aggregate closing share price of our common shares on January 31, 2025) that would have been received by RSU holders if all RSUs had been vested on January 31, 2025.

As of January 31, 2025, $5.1 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 1.7 years. The total fair value of RSUs vested during 2025 was $4.5 million.

Deferred Share Unit Plan

As at January 31, 2025, the total number of DSUs held by participating directors was 332,473 (311,081 at January 31, 2024), representing an aggregate accrued liability of $38.6 million ($27.3 million at January 31, 2024). During 2025, 21,392 DSUs were granted and nil DSUs were redeemed and settled in cash. As at January 31, 2025, the unrecognized aggregate liability for the unvested DSUs was nil (nil at January 31, 2024). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $13.9 million, $6.7 million and $3.2 million for the years ended January 31, 2025, 2024 and 2023, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

		Weighted-
		Average
	Number of	Remaining
	CRSUs	Contractual
	Outstanding	Life (years)
Balance at January 31, 2023	14,583	1.4
Granted	7,879
Vested and settled in cash	(11,092)
Balance at January 31, 2024	11,370	1.8
Granted	8,579
Vested and settled in cash	(7,333)
Forfeited	(599)
Balance at January 31, 2025	12,017	1.7

Non-vested at January 31, 2025	12,017	1.7

We recognize the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $0.2 million at January 31, 2025 ($0.2 million at January 31, 2024). As at January 31, 2025, the unrecognized aggregate liability for the unvested CRSUs was $1.2 million ($0.8 million at January 31, 2024). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized in our consolidated statements of operations was approximately $0.8 million, $0.6 million and $0.8 million for the years ended January 31, 2025, 2024 and 2023, respectively.

Note 18 - Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Canada	60,119	53,246	49,158
United States	92,637	62,346	51,268
Other countries	38,877	35,560	33,302
	191,633	151,152	133,728

Income tax expense (recovery) is incurred in the following jurisdictions:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Current income tax expense
Canada	22,282	16,376	9,673
United States	18,020	16,532	13,085
Other countries	13,100	8,315	5,490
	53,402	41,223	28,248
Deferred income tax expense (recovery)
Canada	(3,875)	(2,369)	5,059
United States	585	(5,060)	(1,888)
Other countries	(1,752)	1,451	73
	(5,042)	(5,978)	3,244
	48,360	35,245	31,492

Income tax expense for 2025, 2024 and 2023 was 25%, 23% and 24% of income before income taxes, respectively, with current income tax expense being 28%, 27% and 21% of income before income taxes, respectively.

Current income tax expense increased in 2025 as compared to 2024 primarily due to a decrease in tax attributes available to shelter income in Canada and the United Kingdom.

Current income tax expense increased in 2024 as compared to 2023 primarily due to a decrease in tax attributes available to shelter income in Canada and the new requirement to capitalize research and development expenses in the United States.

Deferred income tax recovery decreased in 2025 as compared to 2024 primarily due to the utilization of tax attributes in the Unites States partially offset by full utilization of tax attributes in the United Kingdom and Canada in the prior period.

Deferred income tax expense decreased in 2024 as compared to 2023 primarily due to the capitalization of research and development expenses in the United States in 2024 and the increased utilization of tax attributes in Canada in 2023.

The components of the deferred income tax assets and liabilities are as follows:

	January 31,	January 31,
	2025	2024
Assets
Accrued liabilities not currently deductible	10,326	11,736
Accumulated losses	2,813	2,397
Difference between tax and accounting basis of property and equipment	9,653	9,088
Research and development expenditures and tax credits	9,683	7,680
Total deferred income tax assets	32,475	30,901
Liabilities
Difference between tax and accounting basis of intangible assets	(53,346)	(42,423)
Temporary difference on equity derivative and related party debt	(6,990)	(5,513)
Total deferred income tax liabilities	(60,336)	(47,936)
Net deferred income taxes	(27,861)	(17,035)
Valuation allowance	(2,464)	(1,969)
Net deferred income taxes, net of valuation allowance	(30,325)	(19,004)

As at January 31, 2025, we have not accrued for foreign withholding taxes and Canadian income taxes applicable to approximately $1,305.0 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. If we decide to repatriate the foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside Canada.

The provision (recovery) for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Income before income taxes	191,633	151,152	133,728

Combined basic Canadian statutory rates	26.5%	26.5%	26.5%

Income tax expense based on the above rates	50,783	40,055	35,438
Increase (decrease) in income taxes resulting from:
Permanent differences	1,490	124	590
Effect of differences between Canadian and foreign tax rates	(2,042)	(1,293)	(1,859)
Effect of rate changes on current year timing differences	(424)	(48)	(219)
Change in estimates relating to prior periods	66	(2,888)	(972)
Increase (decrease) in accruals for uncertain tax positions	(544)	(117)	(1,181)
Valuation allowance	564	263	(155)
Research tax credits	(2,230)	(1,488)	(734)
Other, including foreign exchange	697	637	584
Income tax expense	48,360	35,245	31,492

We have income tax loss carry forwards which expire as follows:

		United
Expiry year	Canada	States	EMEA	Asia Pacific	Total
2026	—	—	—	59	59
2027	—	—	—	191	191
2028	—	138	—	50	188
2029	—	138	—	8	146
2030	—	138	—	237	375
Thereafter	—	310	—	488	798
Indefinite	—	532	9,326	—	9,858
	—	1,256	9,326	1,033	11,615

The following is a tabular reconciliation of the total estimated liability associated with uncertain tax positions taken:

	January 31,	January 31,
	2025	2024
Liability, beginning of year	6,153	6,120
Gross increases – current period	1,476	3,946
Lapsing due to statutes of limitations	(2,098)	(3,913)
Liability, end of year	5,531	6,153

We have identified accruals of $5.5 million with respect to uncertain tax positions as at January 31, 2025. It is possible that these accruals for uncertain tax positions will not be required in which case up to $5.5 million of the recorded liability will decrease the effective tax rate in future years if this liability is reversed.

We believe that it is reasonably possible that $0.1 million of the uncertain tax positions could decrease tax expense in the next 12 months relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing jurisdictions.

We recognize accrued interest and penalties related to uncertain tax positions as a current tax expense. As at January 31, 2025 and January 31, 2024, the unrecognized tax positions have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Years No Longer Subject to
Audit
Tax Jurisdiction
United States Federal	2020 and prior
Canada	2017 and prior
United Kingdom	2021 and prior
Sweden	2022 and prior
Norway	2018 and prior
Netherlands	2019 and prior
Belgium	2022 and prior
Germany	2019 and prior
Switzerland	2020 and prior
Brazil	2020 and prior

Note 19 – Contract Balances, Performance Obligations and Contract Costs

Deferred Revenue

The following table presents the changes in the deferred revenue balance as follows:

Deferred
Revenue
Balance at January 31, 2023	69,399
Recognition of previously deferred revenue	(56,102)
Deferral of revenue	72,483
Increases from business combinations, net	115
Effect of movements in foreign exchange	82
Balance at January 31, 2024	85,977
Recognition of previously deferred revenue	(68,389)
Deferral of revenue	86,328
Increases from business combinations, net	2,195
Effect of movements in foreign exchange	(903)
Balance at January 31, 2025	105,208
Current	104,230
Long-term	978

Performance Obligations

As of January 31, 2025, approximately $528.3 million of revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. We expect to recognize revenue on approximately 80% of these remaining performance obligations over the next 24 months with the balance recognized thereafter.

Contract Assets

The following table presents the changes in the contract assets balance as follows:

Contract
Assets
Balance at January 31, 2023	3,222
Transfers to trade receivables from contract assets	(1,291)
Increases as a result of revenue recognized during the period, net of amounts transferred to trade receivables	1,104
Effect of movements in foreign exchange	(6)
Balance at January 31, 2024	3,029
Transfers to trade receivables from contract assets	(1,585)
Increases as a result of revenue recognized during the period, net of amounts transferred to trade receivables	6,008
Effect of movements in foreign exchange	(31)
Balance at January 31, 2025	7,421

Contract Costs

Capitalized contract costs net of accumulated amortization is $19.0 million at January 31, 2025 ($18.6 million at January 31, 2024). Capitalized contract costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. The total contract cost amortization included in sales and marketing expenses was approximately $6.9 million, $6.6 million and $5.8 million for the years ended January 31, 2025, 2024 and 2023, respectively.

Note 20 - Other Charges

Other charges are comprised of acquisition-related costs, contingent consideration adjustments and restructuring initiatives which have been undertaken from time to time under various restructuring plans. Acquisition-related costs primarily include advisory services, administrative costs and retention bonuses to employees joining by way of an acquisition, and collectively relate to completed and prospective acquisitions. Contingent consideration adjustments relate to changes in anticipated acquisition earnout payment accruals primarily as a result of increases or decreases to revenue performance and forecasts. Revenue forecasts are updated on a quarterly basis and the related earnout payment accruals are updated accordingly.

The following tables shows the components of other charges as follows:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Acquisition-related costs	5,803	3,697	2,560
Contingent consideration accretion and adjustments	707	16,334	2,804
Restructuring plans	956	1,618	77
	7,466	21,649	5,441

Fiscal 2024 Restructuring Plan

In the third quarter of fiscal 2024, management approved and began to implement the fiscal 2024 restructuring plan to reduce operating expenses and increase operating margins. To date, $1.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of office closures and workforce reduction charges. As of January 31, 2025, we expect total remaining office closures to be nominal.

The following table shows the changes in the restructuring provision for the fiscal 2024 restructuring plan:

	Workforce	Office
	Reduction	Closures	Total
Balance at January 31, 2024	442	—	442
Accruals and adjustments	66	112	178
Cash draw downs	(503)	(112)	(615)
Non-cash draw downs and foreign exchange	(5)	—	(5)
Balance at January 31, 2025	—	—	—

Fiscal 2025 Restructuring Plan

In the fourth quarter of fiscal 2025, management approved and began to implement the fiscal 2025 restructuring plan to reduce operating expenses and increase operating margins. To date, $0.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of workforce reduction charges. As of January 31, 2025, we expect total remaining workforce reduction costs to be incurred of approximately $0.1 million to $0.2 million.

The following table shows the changes in the restructuring provision for the fiscal 2025 restructuring plan:

	Workforce
	Reduction	Total
Balance at January 31, 2024	—	—
Accruals and adjustments	778	778
Cash draw downs	(616)	(616)
Balance at January 31, 2025	162	162

Note 21 – Supplemental Cash Flow Information

The following tables present cash provided by (used in) operating activities related to changes in assets and liabilities:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Trade accounts receivable	3,299	(6,566)	151
Other accounts receivable	(1,802)	(683)	2,589
Prepaid expenses and other	(14,712)	(8,039)	(5,560)
Accounts payable	1,868	6,180	(620)
Accrued liabilities	(9,017)	9,270	2,433
Income taxes payable	956	(446)	753
Operating leases	(349)	325	(95)
Deferred revenue	5,825	15,141	8,142
Changes in operating assets and liabilities	(13,932)	15,182	7,793

Note 22 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one reportable business segment providing logistics technology solutions.

The Company has determined that it has a chief operating decision maker (“CODM”) comprised of the Company’s chief executive officer and president & chief operating officer. The CODM assesses performance for the Company and makes operating decisions based on consolidated net income and Adjusted EBITDA. The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. The CODM uses net income and adjusted EBITDA to assess overall performance of the Company and to evaluate whether to reinvest profits or invest in acquisitions. Asset information is not regularly provided to the CODM and as such the CODM does not make decisions based on assets.

The following table provides a breakdown of the measures of profit regularly provided to the CODM:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023

Revenues	651,000	572,931	486,014
Less:
Headcount-related costs, including stock compensation expense	249,887	226,897	195,261
Cost of revenues and network charges (exclusive of other items presented separately)	67,212	53,797	33,996
SaaS software and maintenance	23,066	19,908	16,476
Other segment items	54,723	63,505	44,445
Depreciation	5,589	5,474	5,225
Amortization of intangible assets	69,399	60,501	60,177
	469,876	430,082	355,580
Income from operations	181,124	142,849	130,434
Interest expense	(1,004)	(1,363)	(1,167)
Investment and other income	11,513	9,666	4,461
Income before taxes	191,633	151,152	133,728
Income tax expense	48,360	35,245	31,492
Net income, as reported on Consolidated Statements of Operations	143,273	115,907	102,236

Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1,004	1,363	1,167
Investment and other income	(11,513)	(9,666)	(4,461)
Income tax expense	48,360	35,245	31,492
Depreciation expense	5,589	5,474	5,225
Amortization of intangible assets	69,399	60,501	60,177
Stock-based compensation and related taxes	21,098	17,005	13,920
Other charges (Note 20)	7,466	21,649	5,441
Adjusted EBITDA	284,676	247,478	215,197

Other segment items includes travel expenses, reseller fees, contractors, corporate cars, bad debt expense, occupancy, insurance, marketing, employee administrative costs, professional fees, board of director fees, foreign exchange gains and losses, and other expenses.

The following tables provide our disaggregated revenue information by geographic location of customer and revenue type:

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Revenues
United States	439,103	382,176	307,102
Europe, Middle-East and Africa	153,004	137,164	126,942
Canada	39,254	35,422	34,547
Asia Pacific	19,639	18,169	17,423
	651,000	572,931	486,014

	January 31,	January 31,	January 31,
Year Ended	2025	2024	2023
Revenues
License	5,715	5,326	8,385
Services	590,243	520,930	435,734
Professional services and other	55,042	46,675	41,895
	651,000	572,931	486,014

License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

The following table provides information by geographic area of operation for our long-lived assets. Long-lived assets represent property and equipment and intangible assets that are attributed to geographic areas.

	January 31,	January 31,
	2025	2024
Total long-lived assets
United States	246,048	178,843
Europe, Middle-East and Africa	49,737	26,298
Canada	31,007	47,072
Asia Pacific	6,959	10,386
	333,751	262,599

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Public Accounting Firm

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, Ontario L4K 0J3

Phone: (416) 777-8500

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

Phone: (519) 746-2969

Toll Free: (800) 419-8495

E-mail: investor@descartes.com

www.descartes.com

The Descartes Systems Group Inc.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6

Canada

Phone: (519) 746-8110

(800) 419-8495

Fax:	(519) 747-0082

info@descartes.com

www.descartes.com